The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-58738
SUBJECT TO COMPLETION, DATED OCTOBER 18, 2004

PROSPECTUS SUPPLEMENT

(To Prospectus Dated April 19, 2001)

6,250,000 Shares

Arch Coal, Inc.

Common Stock

$                            per share

     We are offering 6,250,000 shares of our common stock. We have granted the underwriters an option to purchase up to 937,500 additional shares of common stock to cover over-allotments.

     Our common stock is listed on the New York Stock Exchange under the symbol “ACI.” The last reported sale price of our common stock as reported by the New York Stock Exchange was $34.21 per share on October 18, 2004.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement and page 3 of the accompanying prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to Arch Coal, Inc. (before expenses)	$	$

     The underwriters expect to deliver the shares to purchasers on or about                     , 2004.

Joint Book-Running Managers

Citigroup	Morgan Stanley

JPMorgan

FRIEDMAN BILLINGS RAMSEY

Legg Mason Wood Walker

Incorporated

Lehman Brothers

Merrill Lynch & Co.

PNC Capital Markets, Inc.

Wachovia Securities
                    , 2004

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the prospectus is accurate as of any date other than the dates on the front covers of these documents.

i

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights certain significant aspects of our business contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that you should consider before making an investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus and the documents incorporated into them by reference, including the “Risk Factors” and “Forward-Looking Statements” sections and the financial data and related notes, before making an investment decision. Unless otherwise indicated, references in this prospectus supplement and the accompanying prospectus to “ACI,” “the company,” “we,” “us,” “our” and similar terms, refer to Arch Coal, Inc. and its subsidiaries. From and after August 1, 2004, following our acquisition of the remaining 35% interest in Canyon Fuel Company, LLC, we consolidate 100% of the results of operations of Canyon Fuel. Except as otherwise indicated, references to “pro forma” give effect to (1) our acquisition of the remaining 35% interest in Canyon Fuel and the related financing, including the change in accounting resulting from the acquisition, and (2) our acquisition of Triton Coal Company, LLC, the related financing and the sale of Triton’s Buckskin mine, as if each occurred on the first day of the applicable period. References to the “Transactions” refer to (1) the acceptance of our bid for the Little Thunder lease by the U.S. Bureau of Land Management and the related financing and (2) the issuance of the common stock offered hereby and the application of the net proceeds therefrom as set forth under “Use of Proceeds.” Coal reserves data in this prospectus supplement includes all of the reserves of Canyon Fuel. References to productivity in this prospectus supplement are measured in tons of coal produced per employee-shift.

Our Company

      We are the second largest operator of compliance and low sulfur coal mines in the United States, and we operate some of the industry’s most productive mines. We mine, process and market compliance and low sulfur coal from mines located in both the eastern and western United States, enabling us to ship coal cost-effectively to most of the major domestic coal-fired electric generation facilities. On a pro forma basis, we sold 137.8 million tons of coal in 2003 and 68.5 million tons of coal during the six months ended June 30, 2004, all of which was compliance and low sulfur. Our largest mine, Black Thunder, is located in Wyoming in the Powder River Basin, the largest and fastest-growing U.S. coal-producing region. We are in the process of integrating the operations of Triton’s North Rochelle mine with our Black Thunder mine, creating one of the largest and most productive mines in the world. We operate eight surface mines and 15 underground mines in the Central Appalachian region, which is the nation’s second largest coal producing region and the principal source of low sulfur coal in the eastern United States. In addition, we are the largest producer of coal in the Western Bituminous Region, where we operate one underground mine in Colorado and two underground mines in Utah. On a pro forma basis, we generated revenues of $1.9 billion in 2003 and $1.0 billion during the six months ended June 30, 2004.

      As of December 31, 2003, on a pro forma basis, we controlled approximately 3.1 billion tons of proven and probable coal reserves, 84% of which was compliance and low sulfur coal. In September 2004, we added to that position by successfully bidding for a 5,084-acre federal coal lease known as Little Thunder, which is located adjacent to our Black Thunder mine in the Powder River Basin. We expect that the Little Thunder lease will be finalized, subject to regulatory review, in the first quarter of 2005. According to the U.S. Bureau of Land Management, Little Thunder contains approximately 719.0 million mineable tons of compliance coal. Compliance coal and low sulfur coal are coals which, when burned, emit 1.2 pounds or less and 1.6 pounds or less of sulfur dioxide per million Btus, respectively. In general, compliance coal does not require electric generators to use expensive sulfur dioxide reduction technologies to comply with the requirements of the Clean Air Act.

      Our sales volume has increased from 40.9 million tons in 1997 to 137.8 million tons in 2003 on a pro forma basis, primarily as a result of selective acquisitions as well as the strategic development of existing reserves. We sell substantially all of our coal to producers of electric power, most of whom are large, investment grade utilities. We supplied the fuel for approximately 7% of the electricity used in the United States in 2003 on a pro forma basis. As of September 30, 2004, we had committed and priced 97% of our planned 2004 production, approximately 79% of our planned 2005 production and approximately 51% of our planned 2006 production. Our goal with respect to a significant portion of the remainder of our planned production which is uncommitted is to seek long-term supply agreements with our largest and best customers, providing us with a relatively reliable and stable revenue base. The remaining uncommitted position will enable us to take advantage of improving market conditions.

Recent Events

Investment in Mountain Laurel Mining Complex

      On July 26, 2004, we announced that we will invest approximately $190.0 million over the next four years to open the Mountaineer II mine, a new underground mine at the Mountain Laurel complex in Central Appalachia. Initial production is expected to begin at Mountaineer II in 2006, with full longwall production expected to begin in mid-2007. At its full rate of production, Mountaineer II is expected to produce approximately 5.0 million tons per year of high Btu, low sulfur coal that can be sold as either steam coal for electric generation or as metallurgical coal for use in the steelmaking process.

Acquisition of Remaining 35% Interest in Canyon Fuel Company, LLC

      On July 31, 2004, we purchased the 35% interest in Canyon Fuel Company, LLC not owned by us, for a net purchase price of $98.4 million. As of December 31, 2003, Canyon Fuel controlled approximately 161.0 million tons of high-quality, low sulfur coal reserves in Utah. In 2003, Canyon Fuel produced approximately 13.0 million tons of coal. As a wholly owned subsidiary of ours, Canyon Fuel’s results now will be consolidated in our financial statements. We funded the acquisition with $80.2 million in cash on hand and a promissory note payable to the seller.

Acquisition of Triton Coal Company, LLC

      On August 20, 2004, we completed our acquisition of Triton’s former parent company, Vulcan Coal Holdings, L.L.C., for an aggregate purchase price of $376.0 million, including transaction costs and subject to working capital adjustments. Triton was the nation’s sixth largest coal producer in 2003 and operated two mines in the Powder River Basin, North Rochelle and Buckskin. Also on August 20, 2004, we sold Triton’s Buckskin mine for net proceeds of approximately $72.9 million. We financed the acquisition of Triton with $254.0 million in cash, including the proceeds from the Buckskin sale, $22.0 million in borrowings under our existing revolving credit facility and $100.0 million in borrowings under a term loan facility. We are in the process of integrating the operations of the North Rochelle mine with our Black Thunder mine. The North Rochelle mine produced 23.9 million tons of 8,800 Btu, compliance coal in 2003 and, as of December 31, 2003, had a reserve base of approximately 215.8 million tons.

Acceptance of Our Bid for Little Thunder

      On September 22, 2004, the U.S. Bureau of Land Management accepted our bid of $611.0 million for a 5,084-acre federal coal lease known as Little Thunder, which is located adjacent to our Black Thunder mine in the Powder River Basin. We expect the Little Thunder lease will be finalized, subject to regulatory review, in the first quarter of 2005. According to the U.S. Bureau of Land Management, the lease contains approximately 719.0 million mineable tons of compliance coal. We borrowed $100.0 million under our revolving credit facility and used $22.2 million of cash on hand to fund the first of five annual payments of $122.2 million under the lease. We expect to use Little Thunder’s reserves to extend the reserve life of our Black Thunder mine and to begin mining these reserves in 2008.

Earnings for Three and Nine Months Ended September 30, 2004

      On October 15, 2004, we announced that we had income available to common shareholders of $9.0 million, or $0.16 per fully diluted share, $0.19 per fully diluted share excluding charges related to the termination of hedge accounting for interest rate swaps, for our third quarter ended September 30, 2004. During the same period of 2003, we had income available to common shareholders of $9.3 million, or

$0.18 per fully diluted share, including a net gain of $0.16 per share related to mark-to-market adjustments and charges stemming from the termination of hedge accounting. Revenues increased 49% for the quarter to $527.8 million, compared to $354.3 million during the same period last year, due principally to higher realizations and the addition of North Rochelle and Canyon Fuel, which was previously accounted for on the equity method, during the quarter. Sales volumes increased 34% to 33.8 million tons, compared to 23.5 million tons during the same period of 2003. Results in the third quarter were adversely impacted by rail disruptions, which may continue in the fourth quarter.

      For the nine months ended September 30, 2004, income available to common shareholders increased to $33.1 million, or $0.60 per fully diluted share, excluding a net gain of $81.9 million associated with the sale of nearly all of our remaining interest in Natural Resource Partners LP, as well as other non-recurring items. That compares to a loss of $12.8 million, or $0.24 per fully diluted share, excluding charges related to early debt extinguishment and the cumulative effect of accounting change, during the same period of 2003. Total coal sales for the nine months increased 27% to $1.4 billion and coal sales volumes increased 17% to 86.1 million tons, compared to $1.1 billion and 73.6 million tons in the same period of 2003.

Demand for Coal

      Over the last 20 years, total domestic coal consumption in the United States has increased 49% from approximately 737.0 million tons in 1983 to 1.1 billion tons in 2003. This growth has been driven primarily by increased demand for electricity, which has risen 66% over that same period. In 2003, electric generators accounted for approximately 92% of U.S. coal consumption.

      We believe that demand for our coal will continue to grow for the following reasons:

      Demand for electricity is expected to continue to increase. Demand for electricity in the United States has increased steadily for decades. The U.S. Energy Information Administration expects that demand for electricity will increase by 1.5% per year through 2025. Coal is currently the source fuel for approximately 50% of the electric power produced in the United States. The U.S. Energy Information Administration expects that demand for coal will increase by 1.8% per year through 2025 to fuel electric generation growth. In addition, construction of a number of new coal-fired electric generation plants has been announced in recent years to meet the United States’ need for inexpensive baseload generating capacity.

      Other fuels used for electric generation face significant obstacles to future growth. Nuclear power plants, which provide approximately 20% of the nation’s electricity, operated at approximately 88% of their rated capacity in 2003. Given normal refueling and maintenance requirements, as well as a number of recently announced equipment replacements, it appears unlikely that the U.S. nuclear system will be able to materially improve upon current utilization rates. Moreover, high costs and safety concerns mean that new nuclear capacity is unlikely for the foreseeable future. Natural gas is the third leading source of fuel for electric generation, with an approximately 16% market share in 2003. While many new gas-fired power plants have been constructed in the past several years, North American natural gas production grew by only 0.5% in 2003 despite a significant increase in drilling activity. This has resulted in concerns about the adequacy of natural gas to meet the needs of the home heating market and for power generation, especially in the winter months. Natural gas is currently trading at prices that are two to three times higher than in the 1990’s. We believe that coal-fired power plants have a significant economic advantage over gas plants for baseload production. Hydro-power generation facilities accounted for 7% of the nation’s electricity in 2003, but new facilities are unlikely, due to significant capital requirements and vigorous environmental opposition.

      Coal-fired electric generation is increasingly clean. Since the passage of the Clean Air Act, which provided for reductions in the amount of sulfur dioxide emissions, demand for compliance and low sulfur coal has increased by approximately 45%. This shift to compliance and lower sulfur coal, as well as the application of emissions control technologies, has contributed to a nearly 50% decline in emissions of the six principal pollutants since 1970, according to the U.S. Environmental Protection Agency — even as coal consumption for electric generation has tripled over that same time frame.

      There is growing demand for coal from the Powder River Basin. As a result of the low sulfur content and significant production cost advantage of Powder River Basin coal, demand for Powder River Basin coal has approximately doubled since 1990. Furthermore, production of low sulfur coal in certain other key regions is declining, due principally to reserve degradation, rising mining costs and regulatory and permitting challenges. We believe these factors should spur continued demand for Powder River Basin coal.

      There is a supply and demand imbalance in the Central Appalachian region. Production in the Central Appalachian region has declined more than 20% over the last six years, due principally to reserve degradation, an increasingly difficult permitting environment, labor shortages, years of under-investment, increasing cost structures and transportation challenges. At the same time, demand for the region’s coal has remained strong due to an expanding economy, a shortage of competing fuels, recovery in the U.S. steel industry and increased demand for the region’s high Btu coal in the global export market. This supply and demand imbalance in Central Appalachia has caused prices for coal produced in this region to increase by 70% over the latest twelve month period ending September 30, 2004. Those companies with large reserve positions and extensive experience operating in the region and managing the permitting process are positioned to benefit from increasing coal prices in the region.

      Significant excess capacity is available at existing coal-fired electric generation plants. Coal-fired electric generation plants operated at an average of 72% of rated capacity in 2003. We believe that these plants will ultimately achieve an average utilization rate of between 80% and 85%. We believe excess capacity at coal-fired plants represents the lowest cost source of additional electricity in the United States. In 2003, coal-fired electric power had an average cost of $18.11 per megawatt hour, compared to $57.35 for natural gas and $56.21 for crude oil, according to Platts Global Energy.

Competitive Strengths

      We believe that the following competitive strengths are instrumental to our success:

      We are a leading producer and marketer of cleaner-burning coal, with a reserve base consisting entirely of compliance and low sulfur coal. Demand for clean-burning, low sulfur coal has grown dramatically since the adoption of the Clean Air Act. In 2003, on a pro forma basis, we sold 137.8 million tons of compliance and low sulfur coal. We are the second largest producer of compliance and low sulfur coal in the United States and are the only producer with top three positions in each of the nation’s principal low sulfur basins, the Powder River Basin, Western Bituminous region and Central Appalachia. As of December 31, 2003, on a pro forma basis, we controlled approximately 3.1 billion tons of proven and probable coal reserves, 84% of which was compliance and low sulfur coal, and which does not include approximately 719.0 million tons of compliance coal from the Little Thunder lease.

      Our operations and low-sulfur reserves are balanced in the western and eastern United States. In 2003, on a pro forma basis, we sold 88.0 million tons of compliance and low sulfur coal from the Powder River Basin, 20.2 million tons of compliance and low sulfur coal from the Western Bituminous region and 29.7 million tons of compliance and low sulfur coal from the Central Appalachia region of the eastern United States. We believe that this geographic diversity provides us with a competitive advantage, allowing us to source coal from multiple regions and giving us greater flexibility to meet the needs of certain of our customers.

      We have high quality reserves and significant expansion opportunities in each of the reserve basins in which we operate. In the Powder River Basin, the nation’s largest and fastest growing supply basin, we controlled 1.7 billion tons of reserves on a pro forma basis as of December 31, 2003, not including the Little Thunder lease. Our Coal Creek mine presents strategic idle capacity in the region. We estimate that, with an investment of $40.0 million to $60.0 million, Coal Creek could produce 12.5 million tons of coal annually. In Central Appalachia, we control approximately 849.0 million tons of high Btu, low sulfur reserves that should support low-cost mining in the region for many years to come. We believe that our underground Mountain Laurel mine, with an estimated total underground reserve base of 107.0 million tons of high Btu, low sulfur coal, which can be sold as either high quality steam or metallurgical coal, is the best undeveloped longwall reserve in the region. We expect to reach full production of up to 5.0 million tons per year at the mine by mid-2007. We also believe the North Lease reserves at our idle Skyline mine provide an attractive expansion opportunity in the Western Bituminous region.

      In 2003, our mines ranked among the most productive in the regions in which we operate. Coal production costs vary dramatically and are affected by a number of factors, such as mining methods, coal seam thickness, overburden stripping ratios and depth of underground reserves. In 2003, our Black Thunder mine produced 382 tons per employee-shift compared to an average of 349 tons per employee-shift for the Powder River Basin as a whole. Through careful management, the application of advanced technologies and the use of efficient mining equipment, we have increased productivity levels at our Black Thunder mine by 13% since our acquisition of the mine in June 1998. In the Western Bituminous region, our productivity level was 94 tons per employee-shift compared to an average in the region of 75 tons per employee-shift. We are also one of the most productive operators in Central Appalachia, with productivity levels of 44 tons per employee-shift in 2003 compared to an average in the region of 35 tons per employee-shift.

      We have longstanding relationships and multiple long-term contracts with many of the largest coal-burning utilities in the United States. We supply coal to 134 power plants operated by 50 electricity generators in 33 states. We are recognized as a preferred supplier to many of these customers, with a reputation for reliability and superior customer service. As of September 30, 2004, we had committed and priced substantially all of our planned 2004 production, approximately 80% of our planned 2005 production and approximately 50% of our planned 2006 production. Our long-term supply agreements provide us with a relatively reliable and stable revenue base, while our uncommitted position enables us to increase our participation in coal markets as pricing improves.

      We are a recognized, industry leader in safety and environmental performance. Our profitability depends, in part, on our ability to avoid lost-time injuries and environmental violations. We operate some of the nation’s safest mines, with a 2003 total incident rate of 1.96 per 200,000 hours worked, which is more than two times better than the industry average of 4.37 per 200,000 hours worked. We also emphasize environmental compliance company-wide, basing incentive compensation for much of our management team in part on several key environmental metrics. In the past two years, we earned 14 awards for reclamation excellence, including the U.S. Department of Interior’s “Directors Award.” In addition, we have won the West Virginia Department of Environmental Protection’s “Greenlands” award in each of the last three years. We believe achieving excellence in safety and environmental performance lowers the likelihood of production disruptions at our mines, which allows us to better maintain lower production costs.

      Our management team has a proven track record. Our management team has a proven track record of increasing productivity, making strategic acquisitions, developing and maintaining strong customer relationships and effectively positioning us for future growth. Our senior executives have an average of 12 years of experience in the coal industry and eight years of experience with us.

Business Strategy

      We believe that we are well positioned for improved financial performance through implementation of a strategy consisting of the following:

      Capitalizing on the ongoing shift to compliance and low sulfur coals. To comply with the Clean Air Act, many power producers have opted to burn compliance and low sulfur coal rather than install expensive scrubbing equipment. Our reserve base of compliance and low sulfur coal should enable us to benefit from this trend. We expect the Powder River Basin to continue to capture a significant portion of the growth in U.S. coal demand, and we intend to continue our expansion efforts in this highly strategic basin. We believe our acquisition of Triton’s North Rochelle mine, our expected lease of the Little Thunder reserve tract, which we anticipate will be finalized in the first quarter of 2005, and our idle Coal Creek mine provide attractive opportunities for continued growth in the Powder River Basin. Our recently announced development of our Mountain Laurel mine in Central Appalachia will contribute approximately 5.0 million tons of production of low sulfur coal by mid-2007. Our acquisition of the remaining 35% interest in Canyon Fuel further strengthens our position in the Western Bituminous region, and our significant reserve base in the region creates opportunities for future growth.

      Strengthening our position as a low-cost producer. We focus on continuous improvement at all of our operations, with an emphasis on lowering costs and improving productivity. We seek to reduce costs by pursuing advanced technologies, such as GPS-enabled equipment dispatch, and by leveraging our significant economies of scale, experienced and innovative workforce, large fleet of mining equipment, information technology systems, centralized purchasing and land management function. In addition, we expect that the integration of North Rochelle into our Black Thunder mine will provide between $15 million and $20 million of annual operating synergies.

      Continuing to focus on excellence in safety performance and environmental stewardship. We intend to continue to improve upon our recognized industry leadership as the operator of some of the safest mines in the United States. We also will continue our commitment to achieve environmental excellence and to restore mined properties to a condition that is as good as or better than existed before they were mined. Our ability to avoid lost-time injuries and environmental violations improves our cost structure, fosters good government relationships and ultimately enhances our financial performance.

      Enhancing strong relationships with customers. We are recognized as a preferred provider of compliance and low sulfur coal to many electric generators, and we have a reputation for reliability, quality assurance and customer service. We intend to maintain our strong customer relationships and to build upon these relationships and our status as a preferred supplier to the nation’s largest electric generators in order to enhance our market position.

Concurrent Offering

      Concurrently with our offering of common stock, our 99%-owned subsidiary, Arch Western Finance, LLC, is privately offering $250.0 million principal amount of 6 3/4% Senior Notes due 2013. Net proceeds from the senior notes offering will be used, in conjunction with net proceeds from our offering, to repay all or part of the outstanding indebtedness incurred to finance our acquisition of Triton and the first annual payment under the Little Thunder lease, with the remaining net proceeds from the offerings being used for general corporate purposes, including the development of Mountain Laurel. The notes have not been registered and are not being registered at this time under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This prospectus supplement is not an offer of the notes for sale or a solicitation of an offer to buy the notes. Our offering of common stock is not contingent upon the completion by Arch Western Finance of its offering of the notes.

The Offering

Common stock offered	6,250,000 shares

Common stock to be outstanding after this offering	61,486,024 shares

Overallotment option	937,500 shares

Use of proceeds	We intend to use the net proceeds to repay borrowings under our revolving credit facility incurred to finance our acquisition of Triton and the first annual payment under the Little Thunder lease, and the remaining net proceeds will be used for general corporate purposes, including the development of Mountain Laurel. See “Use of Proceeds” for more information regarding our use of the net proceeds from this offering.

New York Stock Exchange symbol	ACI

      The number of shares of our common stock to be outstanding after this offering is based on 55,236,024 shares outstanding as of September 30, 2004 and excludes:

•	an aggregate of 6,895,688 shares of common stock reserved for issuance upon conversion of shares of our 5% Perpetual Cumulative Convertible Preferred Stock;

•	an aggregate of 3,251,835 shares of common stock reserved for issuance upon exercise of outstanding options, at a weighted average exercise price of $20.96 per share; and

•	an aggregate of 2,887,531 shares of common stock available for future issuance under our incentive compensation plans.

      Unless otherwise noted, the information in this prospectus supplement assumes that the underwriters’ overallotment option will not be exercised.

Summary Consolidated Historical and Pro Forma Financial and Operating Data

      The following table sets forth a summary of certain of our historical and pro forma consolidated financial and operating data for the dates and periods indicated and should be read in conjunction with our audited consolidated financial statements and related notes, our unaudited interim consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus supplement. The summary historical consolidated financial data for the six months ended June 30, 2003 and 2004 are derived from our unaudited interim consolidated financial statements and, in the opinion of our management, fairly present our results for such periods. Our results for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the year ended December 31, 2004 or for any other future period.

      The summary pro forma consolidated financial and operating data set forth below for the year ended December 31, 2003 and the six months ended June 30, 2004 gives effect to (1) our acquisition of the remaining 35% interest in Canyon Fuel, the related financing and the change in accounting resulting from the acquisition, and (2) our acquisition of Vulcan Coal Holdings, L.L.C., Triton’s former parent company, the related financing and the sale of Triton’s Buckskin mine, as if each had occurred on the first day of the applicable period with respect to the statement of operations and operating data, and as of June 30, 2004, with respect to balance sheet data, and have been derived from our and Canyon Fuel’s historical financial statements and the historical financial statements of Vulcan. The pro forma adjustments are based upon available information and certain assumptions that we consider reasonable. The pro forma results of operations are not necessarily indicative of the results of operations that would have been achieved had the transactions reflected therein been consummated on the date indicated or that will be achieved in the future. The unaudited summary pro forma consolidated financial data are only a summary and should be read in conjunction with “Capitalization,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our, Vulcan’s and Canyon Fuel’s respective consolidated financial statements and the notes thereto included or incorporated by reference in this prospectus supplement. The unaudited summary pro forma consolidated financial data also should be read in conjunction with the unaudited pro forma financial information and the pro forma background and introduction thereto contained in the Current Reports on Form 8-K/A filed by us on October 14 and 15, 2004 and incorporated by reference in this prospectus supplement.

							Pro Forma
				Pro Forma	Six Months Ended		Six Months
	Year Ended December 31,			Year Ended	June 30,		Ended
				December 31,			June 30,
	2001	2002	2003	2003	2003	2004	2004

	(In thousands)
Consolidated Statement of Operations Data:
Coal sales revenues	$1,403,370	$1,473,558	$1,435,488	$1,876,205	$706,282	$826,268	$1,032,961
Cost of coal sales	1,336,218	1,412,541	1,418,362	1,821,907	705,963	781,892	980,467
Selling, general and administrative expenses	42,889	40,019	47,295	58,103	23,763	27,984	33,121
Long-term incentive compensation expense	1,515	—	16,217	16,217	—	—	—
Amortization of coal supply agreements	27,460	22,184	16,622	24,970	10,320	1,238	4,666
Other expenses	18,190	30,118	18,980	22,421	9,520	12,819	14,757
Other operating income	85,358	60,581	122,359	104,603	46,386	129,444	123,217

Income from operations	62,456	29,277	40,371	37,190	3,102	131,779	123,167
Interest expense	(64,211)	(51,922)	(50,133)	(57,850)	(23,219)	(28,842)	(32,732)
Interest income	4,264	1,083	2,636	3,069	826	1,613	1,656
Other non-operating income (expense), net (1)	—	—	4,256	4,256	(3,950)	(3,759)	(3,759)
(Benefit from) provision for income taxes	(4,700)	(19,000)	(23,210)	(25,273)	(8,600)	19,700	17,941

							Pro Forma
				Pro Forma	Six Months Ended		Six Months
	Year Ended December 31,			Year Ended	June 30,		Ended
				December 31,			June 30,
	2001	2002	2003	2003	2003	2004	2004

	(In thousands, except per share and per tonnage data)
Income (loss) before cumulative effect of accounting change	7,209	(2,562)	20,340	11,938	(14,641)	81,091	70,391
Cumulative effect of accounting change (2)	—	—	(3,654)	(10,462)	(3,654)	—	—

Net income (loss)	7,209	(2,562)	16,686	1,476	(18,295)	81,091	70,391
Preferred stock dividends	—	—	(6,589)	(6,589)	(2,995)	(3,594)	(3,594)

Net income (loss) available to common shareholders	$7,209	$(2,562)	$10,097	$(5,113)	$(21,290)	$77,497	$66,797

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$6,890	$9,557	$254,541		$108,779	$296,300	$58,356
Total assets	2,203,559	2,182,808	2,387,649		2,301,222	2,498,349	2,808,697
Working capital	49,813	37,799	237,007		142,425	333,953	97,116
Total debt	773,855	747,342	706,371		700,168	700,071	841,886
Stockholders’ equity	570,742	534,863	688,035		642,345	806,029	806,029
Per Share Data:
Basic earnings (loss) per common share before cumulative effect of accounting change	$0.15	$(0.05)	$0.26	$0.10	$(0.34)	$1.43	$1.23
Basic earnings (loss) per common share	0.15	(0.05)	0.19	(0.10)	(0.41)	1.43	1.23
Diluted earnings (loss) per common share before cumulative effect of accounting change	0.15	(0.05)	0.26	0.10	(0.34)	1.31	1.13
Diluted earnings (loss) per common share	0.15	(0.05)	0.19	(0.10)	(0.41)	1.31	1.13
Dividends per common share	0.23	0.23	0.23	0.23	0.12	0.14	0.14
Other Financial Data:
Capital expenditures	$123,414	$137,089	$132,427	$157,336	$66,941	$69,132	$73,709
Net cash flow provided/ (used) by:
Operating activities	145,661	176,417	162,361		64,833	19,982
Investing activities	(129,209)	(128,303)	6,832		(35,758)	14,580
Financing activities	(15,590)	(45,447)	75,791		70,147	7,197
Operating Data:
Tons sold	109,455	106,691	100,634	137,837	48,342	52,269	68,636
Tons produced	104,471	99,641	93,966	130,903	44,011	50,850	67,422
Average sales price (per ton)	$12.82	$13.81	$14.26	$13.61	$14.61	$15.81	$15.05
Average cost of coal sales (per ton)	$12.21	$13.24	$14.09	$13.19	$14.60	$14.96	$14.22

(1)	Amounts reported as non-operating consist of income or expense resulting from our financing activities other than interest, including debt extinguishment costs, charges resulting from termination of hedge accounting for interest rate swaps, and mark-to-market adjustments for interest rate swap agreements which no longer qualify for hedge accounting.

(2)	Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. The impact of adoption is reported as the cumulative effect of accounting change.

RISK FACTORS

      An investment in our common stock involves risks. You should carefully consider the risks described below and other information in this prospectus supplement and the accompanying prospectus, including the financial information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere or incorporated by reference in this prospectus supplement, before making an investment decision. The risks and uncertainties described below and in the accompanying prospectus are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Should one or more of any of these risks materialize, our business, financial condition or results of operations could be materially adversely affected. This could cause a decline in the trading price of our common stock, and you may lose all or part of your investment.

Risks Relating to Our Business

We have a significant amount of debt relative to our total capitalization, which limits our flexibility and imposes restrictions on us, and a downturn in economic or industry conditions may materially affect our ability to meet our future financial commitments and liquidity needs.

      As of June 30, 2004, on a pro forma basis as adjusted to give effect to the Transactions, we would have had consolidated indebtedness of approximately $819.9 million, representing approximately 45% of our total capitalization. If Arch Western completes its offering of notes, our consolidated indebtedness will increase by $148.4 million. We also have significant lease and royalty obligations. Our ability to satisfy our debt, lease and royalty obligations, and our ability to refinance our indebtedness, will depend upon our future operating performance, which will be affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs.

      The amount and terms of our debt could have material consequences to our business, including, but not limited to:

•	making it more difficult for us to satisfy our debt covenants and debt service, lease payment and other obligations;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general operating requirements;

•	reducing the availability of cash flow from operations to fund acquisitions, working capital, capital expenditures or other general operating purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a competitive disadvantage when compared to competitors with less relative amounts of debt.

Despite these significant levels of indebtedness, we may incur additional indebtedness in the future, which would heighten the risks described above.

The demand for and pricing of our coal is greatly influenced by consumption patterns of the domestic electric generation industry, and any reduction in the demand for our coal by this industry may cause our profitability to decline.

      Demand for our coal and the prices that we may obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 92% of domestic coal consumption in recent years. These coal consumption patterns are influenced by factors beyond our control, including the demand for electricity, which is significantly dependent upon general economic conditions, summer and winter temperatures in the United States, government regulation, technological developments and the location, availability, quality and price of competing sources of coal, alternative fuels such as natural gas, oil and nuclear and alternative energy sources such as hydroelectric power. Demand for our low sulfur coal and the prices that we will be able to obtain for it will also be affected by the price and availability of high sulfur coal, which can be marketed in tandem with emissions allowances in order to meet Clean Air Act requirements. Any reduction in the demand for our coal by the domestic electric generation industry would result in a decline in our revenues and profit, which could be material.

Extensive environmental laws and regulations affect the end-users of coal and could reduce the demand for coal as a fuel source and cause the volume of our sales to decline.

      The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. Such regulations, which can take a variety of forms, may reduce demand for coal as a fuel source because they may require significant emissions control expenditures for coal-fired power plants to attain applicable ambient air quality standards, which may lead these generators to switch to other fuels that generate less of these emissions and may also reduce future demand for the construction of coal-fired power plants.

      The U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned utility for alleged violations of the Clean Air Act. We supply coal to some of the currently-affected utilities, and it is possible that other of our customers will be sued. These lawsuits could require the utilities to pay penalties, install pollution control equipment or undertake other emission reduction measures, any of which could adversely impact their demand for our coal.

      A regional haze program initiated by the EPA to protect and to improve visibility at and around national parks, national wilderness areas and international parks restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions.

      The Clean Air Act also imposes standards on sources of hazardous air pollutants. For example, the EPA has announced that it would regulate hazardous air pollutants from coal-fired power plants. Under the Clean Air Act, coal-fired power plants will be required to control hazardous air pollution emissions by no later than 2009, which likely will require significant new investment in controls by power plant operators. These standards and future standards could have the effect of decreasing demand for coal.

      Other proposed initiatives, such as the Bush administration’s announced Clear Skies Initiative, may also have an effect upon coal operations. As proposed, this initiative is designed to further reduce emissions of sulfur dioxide, nitrogen oxides and mercury from power plants. Other so-called multi-pollutant bills, which could regulate additional air pollutants, have been proposed by various members of Congress. If such initiatives are enacted into law, power plant operators could choose other fuel sources to meet their requirements, reducing the demand for coal.

Because our industry is highly regulated, our ability to conduct mining operations is restricted and our profitability may decline.

      The coal mining industry is subject to regulation by federal, state and local authorities on matters such as:

•	the discharge of materials into the environment;

•	employee health and safety;

•	mine permits and other licensing requirements;

•	reclamation and restoration of mining properties after mining is completed;

•	management of materials generated by mining operations;

•	surface subsidence from underground mining;

•	water pollution;

•	legislatively mandated benefits for current and retired coal miners;

•	air quality standards;

•	protection of wetlands;

•	endangered plant and wildlife protection;

•	limitations on land use;

•	storage of petroleum products and substances that are regarded as hazardous under applicable laws; and

•	management of electrical equipment containing polychlorinated biphenyls, or PCBs.

      Extensive regulation of these matters has had and will continue to have a significant effect on our costs of production and competitive position. Further regulations, legislation or orders may also cause our sales or profitability to decline by hindering our ability to continue our mining operations, by increasing our costs or by causing coal to become a less attractive fuel source.

      Mining companies must obtain numerous permits that strictly regulate environmental and health and safety matters in connection with coal mining, some of which have significant bonding requirements. Regulatory authorities exercise considerable discretion in the timing of permit issuance. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits we need for our mining operations may not be issued, or, if issued, may not be issued in a timely fashion, or may involve requirements that may be changed or interpreted in a manner which restricts our ability to conduct our mining operations or to do so profitably. Under the federal Clean Water Act, state regulatory authorities must conduct an antidegradation review before approving permits for the discharge of pollutants into waters that have been designated by the state as high quality. This review involves public and intergovernmental scrutiny of permits and requires permittees to demonstrate that the proposed activities are justified in order to accommodate significant economic or social development in the area where the waters are located. If the plaintiffs are successful, the exemption from the antidegradation review policy is revoked and we discharge into waters designated as high quality by the state, the cost, time and difficulty associated with obtaining and complying with Clean Water Act permits for our affected surface mining operations would increase and may hinder our ability to conduct such operations profitably.

We may not be able to obtain or renew surety bonds on acceptable terms.

      Federal and state laws require us to obtain surety bonds to guaranty performance or payment of certain long-term obligations, including mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other miscellaneous obligations. Many of these bonds are renewable on a yearly basis. It has become increasingly difficult for us to secure new surety bonds or retain existing bonds without the posting of collateral. In addition, our surety bond costs have increased by approximately 900% over the past three years to approximately $3.9 million, and the market terms of such bonds have generally become more unfavorable. For example, it has become increasingly difficult to obtain adequate coverage limits, and surety bonds increasingly contain additional cancellation provisions in favor of the surety.

Our profitability may fluctuate due to unanticipated mine operating conditions and other factors that are not within our control.

      Our mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in our profitability. We are exposed to commodity price risk related to our purchase of diesel fuel, explosives and steel. In addition, weather conditions, equipment replacement or repair, fires, variations in thickness of the layer, or seam, of coal, amounts of overburden, rock and other natural materials and other geological conditions have had, and can be expected in the future to have, a significant impact on our operating results. Prolonged disruption of production at any of our principal mines, particularly our Black Thunder mine, would result in a decrease in our revenues and profitability, which could be material. Other factors affecting the production and sale of our coal that could result in decreases in our profitability include:

•	continued high pricing environment for our raw materials, including, among other things, diesel fuel, explosives and steel;

•	expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements;

•	disruption or increases in the cost of transportation services;

•	changes in laws or regulations, including permitting requirements;

•	litigation;

•	work stoppages or other labor difficulties;

•	mine worker vacation schedules and related maintenance activities; and

•	changes in coal market and general economic conditions.

      Decreases in our profitability as a result of the factors described above could adversely impact our quarterly or annual results materially.

Mining in Central Appalachia is complex and involves extensive regulatory constraints.

      The geological characteristics of Central Appalachia coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in the Powder River Basin, permitting and licensing and other environmental and regulatory requirements are more costly and time-consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and customers’ ability to use coal produced by, operators in Central Appalachia, including us.

Intense competition and excess industry capacity in the coal producing regions in which we operate has adversely affected our revenues and profitability and may continue to do so in the future.

      The coal industry is intensely competitive, primarily as a result of the existence of numerous producers in the coal producing regions in which we operate. We compete with four major coal producers in the Powder River Basin and effectively compete with a large number of coal producers in the markets that we serve. Additionally, we are subject to the continuing risk of reduced profitability as a result of excess industry capacity and weak power demand by the industrial sector of the economy, which led us to reduce the rate of coal production from planned levels and adversely impacted our profitability.

Deregulation of the electric utility industry may cause our customers to be more price-sensitive in purchasing coal, which could cause our profitability to decline.

      Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. To the extent utility deregulation causes our customers to be more cost-sensitive, deregulation may have a negative effect on our profitability.

Our profitability may be adversely affected by the status of our long-term coal supply contracts.

      We sell a substantial portion of our coal under long-term coal supply agreements, which are contracts with a term greater than 12 months. The prices for coal shipped under these contracts may be below the current market price for similar-type coal at any given time. For the six months ended June 30, 2004, the weighted average price of coal sold under our long-term contracts was $15.09 per ton. As a consequence of the substantial volume of our sales that are subject to these long-term agreements, we have less coal available with which to capitalize on higher coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, our ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts. Our exposure to market-based pricing may also be increased should customers elect to purchase fewer tons. In addition, the increasingly short terms of sales contracts and the consequent absence of price adjustment provisions in such contracts make it more likely that we will not be able to recover inflation related increases in mining costs during the contract term.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

      For the year ended December 31, 2003, we derived 39% of our total coal revenues from sales to our three largest customers, AEP, Progress Fuels and Southern Company, and 67% of our total coal revenues from sales to our ten largest customers. At December 31, 2003, we had 70 coal supply agreements with those ten customers that expire at various times from 2004 to 2013. We intend to discuss the extension of existing agreements or entering into new long-term agreements with those and other customers, but the negotiations may not be successful, and those customers may not continue to purchase coal from us under long-term coal supply agreements, or at all. If any of those customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our revenues and profitability could suffer materially.

Because our profitability is substantially dependent on the availability of an adequate supply of coal reserves that can be mined at competitive costs, the unavailability of these types of reserves would cause our profitability to decline.

      Our profitability depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines.

Disruption in, or increased costs of, transportation services could adversely affect our profitability.

      The coal industry depends on rail and trucking transportation to deliver shipments of coal to customers, and transportation costs are a significant component of the total cost of supplying coal. Disruptions of these transportation services could temporarily impair our ability to supply coal to our customers and thus adversely affect our business and the results of our operations. In addition, increases in transportation costs associated with our coal, or increases in our transportation costs relative to transportation costs for coal produced by our competitors or of other fuels, could adversely affect our business and profitability.

We face numerous uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs or decreased profitability.

      We base our reserve information on geological data assembled and analyzed by our staff, which includes various engineers and geologists, and periodically reviewed by outside firms. The reserve estimates are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities of recoverable reserves, including many factors beyond our control.

      Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning coal prices, operating costs, severance and excise tax, development costs and reclamation costs, all of which may vary considerably from actual results.

      For these reasons, estimates of the economically recoverable quantities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. These estimates thus may not accurately reflect our actual reserves.

Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

      We conduct a significant part of our mining operations on properties that we lease. The loss of any lease could adversely affect our ability to mine the associated reserves. Because title to most of our leased properties and mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property, our right to mine some of our reserves has in the past, and may again in the future, be adversely affected if defects in title or boundaries exist. In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we have had to, and may in the future have to, incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease.

Acquisitions that we may undertake would involve a number of inherent risks, any of which could cause us not to realize the benefits anticipated to result.

      We continually seek to expand our operations and coal reserves through acquisitions of businesses and assets, including leases of coal reserves. Acquisition transactions involve various inherent risks, such as:

•	uncertainties in assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates;

•	the potential loss of key personnel of an acquired business;

•	the ability to achieve identified operating and financial synergies anticipated to result from an acquisition or other transaction;

•	problems that could arise from the integration of the acquired business;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition or other transaction rationale; and

•	unexpected development costs, such as those related to the development of the Little Thunder reserves, that adversely affect our profitability.

      Any one or more of these factors could cause us not to realize the benefits anticipated to result from the acquisition of businesses or assets.

Although we expect that our acquisition of the North Rochelle mine will result in benefits, we may not realize those benefits because of potential challenges to integration.

      Our failure to meet the challenges involved in integrating our Black Thunder mine with the North Rochelle mine successfully or otherwise to realize any of the anticipated benefits of the acquisition could materially impact our results of operations. Realizing the anticipated benefits of the acquisition will depend in part on the successful integration of operations and personnel. We may not successfully integrate Black Thunder’s operations with North Rochelle’s operations in a timely manner, or at all. The costs of achieving any synergies may be higher than anticipated, and we may not realize the anticipated benefits or synergies of the acquisition to the extent, or in the timeframe, anticipated. These anticipated benefits and synergies are based on projections and assumptions, all of which are subject to change.

Changes in our credit ratings could adversely affect our costs and expenses.

      On October 15, 2003, Moody’s downgraded our credit ratings, including the ratings on the notes, to Ba3 with a stable outlook. Any downgrade in our credit ratings could adversely affect our ability to borrow and result in more restrictive borrowing terms, including increased borrowing costs, more restrictive covenants and the extension of less open credit. This in turn could affect our internal cost of capital estimates and therefore operational decisions.

Agreements to which we are a party contain limitations on our ability to manage our operations exclusively and impose significant potential indemnification obligations on us.

      The agreement under which we were formed provides that one of Arch Coal’s affiliates, as our managing member, generally has exclusive power and authority to conduct, manage and control our business. However, consent of our other member generally would be required in the event that we would propose to make a distribution, incur indebtedness, sell properties or merge or consolidate with any other entity if, at that time, we have a debt rating less favorable than Ba3 from Moody’s Investors Service or BB- from Standard & Poor’s or fail to meet specified indebtedness and interest coverage ratios.

      In connection with our formation, Arch Coal entered into an agreement under which Arch Coal agreed to indemnify our other member against specified tax liabilities in the event that these liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of specified properties of ours, repurchases by us of our equity interests or the reduction under some circumstances of indebtedness incurred by us in connection with our acquisition.

Our expenditures for postretirement medical and pension benefits increased by approximately $32.6 million in 2003 and could further increase in the future.

      We estimate our future postretirement medical and pension benefit obligations based on various assumptions, including:

•	actuarial estimates;

•	assumed discount rates;

•	estimates of mine lives;

•	expected returns on pension plan assets; and

•	changes in health care costs.

      Based on changes in our assumptions, our annual postretirement health and pension benefit costs increased by approximately $32.6 million in 2003. If our assumptions relating to these benefits change in the future, our costs could further increase, which would reduce our profitability. In addition, future regulatory and accounting changes relating to these benefits could result in increased obligations or additional costs, which could also have a material adverse effect on our financial results.

We may be unable to comply with restrictions imposed by our credit facilities and other debt agreements which could result in a default under these agreements.

      The agreements governing our outstanding debt impose a number of restrictions on us. For example, the terms of our credit facilities and leases contain financial and other covenants that create limitations on our ability to, among other things, borrow the full amount under our credit facilities, effect acquisitions or dispositions and incur additional debt, and require us to, among other things, maintain various financial ratios and comply with various other financial covenants. Our ability to comply with these restrictions may be affected by events beyond our control and, as a result, we may be unable to comply with these restrictions. A failure to comply with these restrictions could adversely affect our ability to borrow under our credit facilities or result in an event of default under these agreements. In the event of a default, our lenders could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we might not be able to pay these amounts, or we might be forced to seek an amendment to our debt agreements which could make the terms of these agreements more onerous for us.

Risks Relating to This Offering

A number of factors could affect the volatility of our common stock price.

      The market price of our common stock can be subject to significant fluctuations due to a variety of factors, including actual or anticipated fluctuations in our operating results and financial performance, fluctuations in the price of coal, fluctuations in the price of alternative energy sources, announcements of technological innovations by our existing or future competitors or changes in financial estimates by securities analysts. In addition, sales or the expectation of a substantial number of shares of our common stock in the public market, or the appearance that a large number of shares is available, could affect the prevailing market price of our common stock. In addition to the adverse effect a price decline could have on holders of our common stock, such a decline would also impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

Our stockholder rights plan and amended charter documents may make it harder for others to obtain control of us even though some stockholders might consider such a development favorable, which may adversely affect our stock price.

      Our stockholder rights plan and provisions of our amended and restated certificate of incorporation and our by-laws, as well as anti-takeover provisions contained in Delaware law, may delay, inhibit or prevent someone from gaining control of us through a tender offer, business combination, proxy contest or some other method even if some of our stockholders might believe a change in control is desirable.

We may change our dividend policy or discontinue paying dividends in the future.

      We regularly review our dividend policy to ensure the alignment of that policy with stockholder expectations and our financial and growth objectives. Our current dividend policy, as of the second quarter of 2004, is to pay $0.08 per common share on a quarterly basis, which was an increase from $0.0575 paid in prior quarters, beginning in the first quarter of 2000. In the future, the declaration and payment of any cash dividends will remain at the discretion of our board of directors and will depend upon our earnings, capital requirements and financial position, future loan covenants, general economic conditions and other pertinent factors. We cannot assure you that our dividend will remain consistent with past practice or that we will pay any dividends at all in the future.

FORWARD LOOKING STATEMENTS

      We urge you to carefully review the information contained in or incorporated by reference into this prospectus supplement. In this prospectus supplement, statements that are not reported financial results or other historical information are “forward-looking statements.” Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. They are based on our management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

      You can identify these forward-looking statements by the fact that they do not relate strictly to historic or current facts. They use words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to:

•	our expectation of continued growth in the demand for our coal by the domestic electric generation industry;

•	our belief that legislation and regulations relating to the Clean Air Act and other proposed environmental initiatives and the relatively higher costs of competing fuels will increase demand for our compliance and low sulfur coal;

•	our expectations regarding incentives to generators of electricity to minimize their fuel costs as a result of electric utility deregulation;

•	our intention to discuss the extension of existing coal supply agreements or entering into new long-term coal supply agreements;

•	our expectation that we will continue to have adequate liquidity from cash flow from operations;

•	a variety of market, operational, geologic, permitting, labor and weather related factors;

•	our expectations regarding any synergies to be derived from the Triton acquisition; and

•	the other risks and uncertainties which are described in this offering memorandum under “Risk Factors,” including, but not limited to, the following:

•	Due to the significant amount of our debt, a downturn in economic or industry conditions could materially affect our ability to meet our future financial and liquidity obligations.

•	A reduction in consumption by the domestic electric generation industry may cause our profitability to decline.

•	Extensive environmental laws and regulations could cause the volume of our sales to decline.

•	The coal industry is highly regulated, which restricts our ability to conduct mining operations and may cause our profitability to decline.

•	We may not be able to obtain or renew our surety bonds on acceptable terms.

•	Unanticipated mining conditions may cause profitability to fluctuate.

•	Intense competition and excess industry capacity in the coal producing regions has adversely affected our revenues and may continue to do so in the future.

•	Deregulation of the electric utility industry may cause customers to be more price-sensitive, resulting in a potential decline in our profitability.

•	Our profitability may be adversely affected by the status of our long-term coal supply contracts.

•	Decreases in purchases of coal by our largest customers could adversely affect our revenues.

•	An unavailability of coal reserves would cause our profitability to decline.

•	Disruption in, or increased costs of, transportation services could adversely affect our profitability.

•	Numerous uncertainties exist in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower revenues, higher costs or decreased profitability.

•	Title defects or loss of leasehold interests in our properties could result in unanticipated costs or an inability to mine these properties.

•	All acquisitions involve a number of inherent risks, any of which could cause us not to realize the benefits anticipated to result.

•	Changes in our credit ratings could adversely affect our costs and expenses.

•	Some of our agreements limit our ability to manage our operations exclusively and impose significant potential indemnification obligations on us. Our expenditures for postretirement medical and pension benefits have increased in 2003 and could further increase in the future.

•	Any inability to comply with restrictions imposed by our credit facilities and other debt arrangements could result in a default under these agreements.

•	Our estimated financial results may prove to be inaccurate.

      We cannot guarantee that any forward-looking statements will be realized, although we believe that we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove to be inaccurate, actual results could vary materially from those anticipated, estimated or projected. You should bear this in mind as you consider any forward-looking statements.

      We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You are advised, however, to consider any additional disclosures that we may make on related subjects in future filings with the SEC. You should understand that it is not possible to predict or identify all factors that could cause our actual results to differ. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

USE OF PROCEEDS

      We estimate that the net proceeds of this offering will be approximately $202.6 million after deducting the underwriting discount and our expenses ($233.1 million if the underwriters’ overallotment option is exercised in full), based on an assumed offering price of $34.21 per share (the last reported sale price of our common stock on the New York Stock Exchange on October 18, 2004). We intend to use the net proceeds of this offering to repay borrowings under our revolving credit facility incurred to finance our acquisition of Triton and the first annual payment under the Little Thunder lease. Any remaining proceeds from the offerings will be used for general corporate purposes, which may include investments in the Mountain Laurel mine.

      If Arch Western Finance, LLC, our indirect subsidiary, completes its offering of notes, the estimated $257.4 million of net proceeds from that offering will be used to repay (1) $100.0 million outstanding under Arch Western’s term loan facility incurred to finance our acquisition of Triton and (2) $1.6 million of other indebtedness assumed upon the acquisition of Triton. The remaining proceeds from Arch Western’s offering will be used by us for general corporate purposes.

      We incurred aggregate indebtedness of $222.0 million to finance our acquisition of Triton and to pay the first annual payment under the Little Thunder lease, $122.0 million of which was incurred under our revolving credit facility maturing April 2007 and $100.0 million of which was incurred under a term loan facility maturing April 2007. The indebtedness under our revolving credit facility and the term loan facility bear interest at variable rates based on LIBOR. On September 30, 2004, the interest rates in effect under our revolving credit facility and the term loan facility were 4.07% and 4.59%, respectively.

CAPITALIZATION

      The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to (1) our acquisition of the remaining 35% interest in Canyon Fuel; (2) our acquisition of Vulcan Coal Holdings, L.L.C., Triton’s parent company, and the related financing, including the sale of Triton’s Buckskin mine; and (3) the acceptance of our bid for the Little Thunder lease and related financing;

•	on a pro forma basis as adjusted to give effect to the sale of 6,250,000 shares of our common stock offered by us at an estimated public offering price of $34.21 per share and the use of the net proceeds as described in “Use of Proceeds;” and

•	on a pro forma basis as further adjusted to give effect to the issuance of $250,000,000 of 6 3/4% senior notes due 2013 offered by Arch Western Finance, LLC, our indirect subsidiary, concurrently with this offering and the use of the net proceeds as described in “Use of Proceeds.”

	As of June 30, 2004

			Pro Forma	Pro Forma as
	Actual	Pro Forma	as Adjusted	Further Adjusted

	(Dollars in millions)
Cash and cash equivalents (1)	$296.3	$40.1	$120.7	$276.5

Debt:
Revolving credit indebtedness (2)	$—	$122.0	$—	$—
6 3/4% Senior Notes due 2013	700.0	700.0	700.0	950.0
Term loan due 2007	—	100.0	100.0	—
Promissory note (3)	—	18.2	18.2	18.2
Other debt	0.1	1.7	1.7	0.1

Total debt	700.1	941.9	819.9	968.3

Stockholders’ equity:
Preferred Stock, $.01 par value, $50 liquidation preference, authorized 10,000,000 shares, issued 2,875,000 shares	—	—	—	—
Common Stock, $.01 par value, 100,000,000 shares authorized, 55,236,024 shares actual and pro forma and 61,486,024 shares pro forma as adjusted and pro forma as further adjusted	0.5	0.5	0.6	0.6
Paid-in capital	1,033.8	1,033.8	1,236.3	1,236.3
Retained deficit (4)	(185.9)	(185.9)	(187.1)	(187.1)
Unearned compensation	(3.1)	(3.1)	(3.1)	(3.1)
Less treasury stock, at cost	(5.0)	(5.0)	(5.0)	(5.0)
Accumulated other comprehensive loss	(34.3)	(34.3)	(34.3)	(34.3)

Total stockholders’ equity	806.0	806.0	1,007.4	1,007.4

Total capitalization	$1,506.1	$1,747.9	$1,827.3	$1,975.7

(1)	As of September 30, 2004, we had cash and cash equivalents of $4.8 million.

(2)	Our revolving credit facility permits borrowing of up to $350.0 million and is secured by the ownership interests in our subsidiaries, other than Arch Western and its subsidiaries. As of September 30, 2004, after giving effect to outstanding borrowings of $149.0 million and letters of credit, we had borrowing availability of $132.1 million under our revolving credit facility. The revolving credit facility expires in April 2007. We are reviewing the possibility of refinancing our revolving credit facility to increase the size and extend the maturity.

(3)	The promissory note, which was issued to the Seller in connection with our acquisition of the remaining 35% interest in Canyon Fuel, has a stated value of $22.0 million and does not bear interest. The note is payable in quarterly installments beginning in October 2004 and ending in July 2009. The first quarterly installment due in October 2004 totals $1 million. The note has been discounted to its present value using a rate of 7.0%.

(4)	Reflects the decrease in our stockholders’ equity expected to result from the recognition of losses of $1.2 million from interest rate swaps that had hedged interest payments due under our revolving credit facility.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

      Our common stock is listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the range of high and low sales prices per share of our common stock as reported on the New York Stock Exchange and the cash dividends declared on the common stock for the periods indicated.

	High	Low	Dividends

Year Ended December 31, 2002:
First Quarter	$23.84	$17.55	$0.0575
Second Quarter	25.04	19.88	0.0575
Third Quarter	22.57	14.21	0.0575
Fourth Quarter	23.00	19.50	0.0575
Year Ended December 31, 2003:
First Quarter	$22.50	$16.50	$0.0575
Second Quarter	24.55	17.18	0.0575
Third Quarter	23.60	19.12	0.0575
Fourth Quarter	32.20	22.06	0.0575
Year Ended December 31, 2004:
First Quarter	$32.89	$26.20	$0.0575
Second Quarter	36.99	27.73	0.0800
Third Quarter	36.93	30.10	0.0800
Fourth Quarter (through October 15, 2004)	36.93	32.41

      On October 18, 2004, the last sale price of our common stock as reported on the New York Stock Exchange was $34.21 per share. On October 14, 2004, there were 10,037 holders of record of our common stock.

      The payment of dividends with respect to our common stock, if any, and the amount of such dividends depends upon matters deemed relevant by our Board of Directors on a quarterly basis, such as our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by law, credit agreements or senior securities, and other factors deemed relevant and appropriate.

      We pay quarterly cumulative cash dividends on outstanding shares of our 5% Perpetual Cumulative Convertible Preferred Stock at the annual rate of 5% of the liquidation preference of $50 per share. As of September 30, 2004, 2,875,000 shares of our 5% Perpetual Cumulative Convertible Preferred Stock were outstanding. These dividends are payable when, as and if declared by our Board of Directors, out of funds legally available. Accumulated unpaid dividends, if any, accrue and cumulate at the annual rate of 5%.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

      The following selected historical consolidated financial and operating data are qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the related notes, our unaudited interim condensed consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere or incorporated by reference in this prospectus supplement. The selected consolidated financial data set forth below for each of the five years in the period ended December 31, 2003 are derived from our audited consolidated financial statements. The selected data for the six months in the periods ended June 30, 2003 and 2004 are derived from our unaudited condensed consolidated financial statements, and, in the opinion of our management, fairly present our results for such periods. Our results for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the year ended December 31, 2004 or for any other future period.

	Years Ended December 31,					Six Months Ended June 30,

	1999	2000	2001	2002	2003	2003	2004

	(In thousands)
Consolidated Statement of Operations Data:
Coal sales revenues	$1,509,596	$1,342,171	$1,403,370	$1,473,558	$1,435,488	$706,282	$826,268
Cost of coal sales	1,426,105	1,237,378	1,336,218	1,412,541	1,418,362	705,963	781,892
Selling, general and administrative expenses	46,357	38,887	42,889	40,019	47,295	23,763	27,984
Long-term incentive compensation expense	—	—	1,515	—	16,217	—	—
Amortization of coal supply agreements	36,532	39,803	27,460	22,184	16,622	10,320	1,238
Write-down of impaired assets	364,579	—	—	—	—	—	—
Other expenses	20,835	14,569	18,190	30,118	18,980	9,520	12,819
Other operating income	57,786	62,450	85,358	60,581	122,359	46,386	129,444

Income (loss) from operations	(327,026)	73,984	62,456	29,277	40,371	3,102	131,779
Interest expense	(90,058)	(92,132)	(64,211)	(51,922)	(50,133)	(23,219)	(28,842)
Interest income	1,291	1,412	4,264	1,083	2,636	826	1,613
Other non-operating income (expense), net (1)	—	—	—	—	4,256	(3,950)	(3,759)

Income (loss) before income taxes and cumulative effect of accounting change	(415,793)	(16,736)	2,509	(21,562)	(2,870)	(23,241)	100,791
(Benefit from) provision for income taxes	(65,700)	(4,000)	(4,700)	(19,000)	(23,210)	(8,600)	19,700

Income (loss) before cumulative effect of accounting change	(350,093)	(12,736)	7,209	(2,562)	20,340	(14,641)	81,091
Cumulative effect of accounting change, net of tax (2)	3,813	—	—	—	(3,654)	(3,654)	—

Net income (loss)	(346,280)	(12,736)	7,209	(2,562)	16,686	(18,295)	81,091

Preferred stock dividends	—	—	—	—	(6,589)	(2,995)	(3,594)

Net income (loss) available to common shareholders	$(346,280)	$(12,736)	$7,209	$(2,562)	$10,097	$(21,290)	$77,497

Consolidated Balance Sheet Data (at period end):
Cash and equivalents	$3,283	$6,028	$6,890	$9,557	$254,541	$108,779	$296,300
Total assets	2,332,374	2,232,614	2,203,559	2,182,808	2,387,649	2,301,222	2,498,349
Total debt	1,180,993	1,150,795	773,855	747,342	706,371	700,168	700,071
Stockholders’ equity	241,295	219,874	570,742	534,863	688,035	642,345	806,029

	Years Ended December 31,					Six Months Ended June 30,

	1999	2000	2001	2002	2003	2003	2004

	(In thousands, except per share and per tonnage data)
Per Share Data:
Basic earnings (loss) per common share before cumulative effect of accounting change	$(9.12)	$(0.33)	$0.15	$(0.05)	$0.26	$(0.34)	$1.43
Basic earnings (loss) per common share	(9.02)	(0.33)	0.15	(0.05)	0.19	(0.41)	1.43
Diluted earnings (loss) per common share before cumulative effect of accounting change	(9.12)	(0.33)	0.15	(0.05)	0.26	(0.34)	1.31
Diluted earnings (loss) per common share	(9.02)	(0.33)	0.15	(0.05)	0.19	(0.41)	1.31
Dividends per common share	0.46	0.23	0.23	0.23	0.23	0.12	0.14
Other Financial Data:
Capital expenditures	$98,715	$115,080	$123,414	$137,089	$132,427	$66,941	$69,132
Operating Data:
Tons sold	111,177	105,519	109,455	106,691	100,634	48,342	52,269
Tons produced	109,524	100,060	104,471	99,641	93,966	44,011	50,850
Average sales price (per ton)	$13.58	$12.72	$12.82	$13.81	$14.26	$14.61	$15.81
Average cost of coal sales (per ton)	$12.83	$11.73	$12.21	$13.24	$14.09	$14.60	$14.96

(1)	Amounts reported as non-operating consist of income or expense resulting from our financing activities other than interest, including debt extinguishment costs, charges resulting from termination of hedge accounting for interest rate swaps, and mark-to-market adjustments for interest rate swap agreements which no longer qualify for hedge accounting.

(2)	Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. The impact of adoption is reported as the cumulative effect of accounting change. Effective January 1, 1999, we changed our method of depreciation for preparation plants and loadouts from straight-line to units-of-production. The impact of this change on years prior to 1999 is reported as a cumulative effect of accounting change.

DESCRIPTION OF CAPITAL STOCK

Common Stock

      Under our Restated Certificate of Incorporation, we are authorized to issue up to 100,000,000 shares of our common stock. As of September 30, 2004, we had 55,236,024 shares of common stock issued and outstanding and had reserved an aggregate of 6,895,688 additional shares of common stock for issuance upon conversion of outstanding preferred stock and an aggregate of 6,139,366 additional shares of common stock for issuance under our various stock compensation plans.

      The following summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the following:

•	the Delaware General Corporation Law, as it may be amended from time to time;

•	our Restated Certificate of Incorporation, as it may be amended or restated from time to time; and

•	our restated and amended bylaws, as they may be amended or restated from time to time.

      Dividends. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors, out of funds legally available for their payment subject to the rights of holders of our preferred stock.

      Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

      Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of our outstanding preferred stock have received their liquidation preferences in full.

      Miscellaneous. The outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are not entitled to preemptive or redemption rights. Shares of common stock are not convertible into shares of any other class of capital stock. EquiServe, N.A. is the transfer agent and registrar for the common stock.

Preferred Stock

      Our Board of Directors determines the rights, qualification, restrictions and limitations relating to each series of our preferred stock at the time of issuance. Our Restated Certificate of Incorporation authorizes our Board of Directors, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock, in one or more series, of which 7,125,000 shares remain available for designation and issuance, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series, except that the holders of preferred stock:

•	will not be entitled to more than the lesser of one vote per $100 of liquidation value or one vote per share when voting as a class with the holders of shares of other capital stock; and

•	will not be entitled to vote on any matter separately as a class, except to the extent required by law or as specified with respect to each series with respect to any amendment or alteration of the provisions of the certificate of incorporation that would adversely affect the powers, preferences or special rights of the applicable series of preferred stock, or our failure to pay dividends on any series of preferred stock in full for any six quarterly dividend payment periods, whether or not consecutive, in which case the number of directors may be increased by two and the holders of outstanding shares of preferred stock then similarly entitled will be entitled to elect the two additional directors until full accumulated dividends on all of those shares of preferred stock have been paid.

      As of September 30, 2004, 2,875,000 shares of preferred stock have been designated as 5% Perpetual Cumulative Convertible Preferred Stock (liquidation preference $50.00) (the “Preferred Stock”), all of which are issued and outstanding. Shares of our Preferred Stock do, and shares of our other preferred stock may, have dividend, redemption, voting and liquidation rights taking priority over our common stock, and shares of Preferred Stock are, and shares of our other preferred stock may be, convertible into our common stock. We may amend from time to time our restated certificate of incorporation to increase the number of authorized shares of preferred stock. We also may designate additional shares of preferred stock as Preferred Stock.

      5% Perpetual Cumulative Convertible Preferred Stock. Our Preferred Stock, with respect to dividend rights and upon liquidation, winding up and dissolution, ranks:

•	junior to all of our existing and future liabilities and obligations, whether or not for borrowed money;

•	junior to “senior stock,” which is each class or series of our capital stock that has terms which expressly provide that the class will rank senior to the Preferred Stock;

•	on a parity with “parity stock,” which is each class or series of our capital stock that has terms which expressly provide that the class or series will rank on a parity with the Preferred Stock;

•	senior to “junior stock,” which is our common stock and each class or series of our capital stock that has terms which do not expressly provide that the class or series will rank senior to or on a parity with the Preferred Stock; and

•	effectively junior to all of our subsidiaries’ (i) existing and future liabilities and (ii) capital stock held by others.

      Holders of shares of Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors, out of funds legally available for payment, cumulative cash dividends on each outstanding share of the preferred stock at the annual rate of 5% of the liquidation preference per share of the Preferred Stock. The dividend rate was initially equivalent to $2.50 per share annually. The right of holders of the shares of the Preferred Stock to receive dividend payments is subject to the rights of any holders of shares of senior stock and parity stock.

      We may not redeem any shares of the Preferred Stock before January 31, 2008. On or after January 31, 2008, we may redeem any or all shares of the Preferred Stock at a redemption price equal to the liquidation preference per share, plus accrued and unpaid dividends, to the date of redemption, only if the closing price of our common stock has exceeded 120% of the conversion price then in effect (approximately $25.0156 based on the initial conversion price) for at least 20 trading days in any consecutive 30-trading-day period ending on the trading day prior to the date of mailing of the notice of redemption.

      Except as required under Delaware law, holders of the shares of the Preferred Stock are only entitled to the following voting rights:

•	the affirmative vote of holders of at least two-thirds of the outstanding shares of the Preferred Stock, voting as a single class, in person or by proxy, at a special meeting called for the purpose, or by written consent in lieu of meeting, will be required to:

•	amend, whether by merger, consolidation, combination, reclassification or otherwise, any provisions of (i) our restated certificate of incorporation or (ii) the applicable certificate of designations, if the amendment would alter or change the powers, preferences or rights of the Preferred Stock so as to adversely affect the holders of the Preferred Stock, including, without limitation, the creation of, or increase in the authorized number of, shares of any class or series of senior stock; or

•	issue shares of senior stock;

provided, however, that any amendment that decreases the dividend payable on, or the liquidation preference of, the Preferred Stock requires the affirmative vote of the holders of all of the outstanding shares of the Preferred Stock, at a meeting of holders of the Preferred Stock duly called for that purpose, or the written consent in lieu of meeting.

•	if at any time the equivalent of six quarterly dividends payable on the shares of the Preferred Stock are accrued and unpaid, whether or not consecutive and whether or not declared, holders of all outstanding shares of the Preferred Stock, together with the holders of any other series of our preferred stock in similar circumstance, voting together as a single class without regard to series, will be entitled to elect two directors to serve until accumulated dividends have been paid in full.

      With respect to any matter on which holders of the Preferred Stock are entitled to vote as a separate class, each share of the Preferred Stock will be entitled to one vote. With respect to any matter on which holders of the Preferred Stock are entitled to vote with holders of shares of other capital stock, the voting will be governed by the provisions of our restated certificate of incorporation.

      Each share of the Preferred Stock is convertible at any time and from time to time, on or after the occurrence of any of certain conversion triggering events described below and prior to 5:00 p.m., New York City time, on the business day immediately preceding a redemption date, at the option of the holder, into fully paid and nonassessable shares of our common stock. The initial conversion price at which the Preferred Stock was convertible was $20.8463, with that conversion price being subject to adjustments. The number of shares of our common stock deliverable upon conversion of a share of the Preferred Stock, commonly referred to as the conversion ratio, is 2.3985, which represents the liquidation preference divided by the initial conversion price.

      The preceding summary is not complete and is not intended to give full effect to provisions of statutory or common law. We also urge you to refer to the applicable provisions of our Form 8-A, filed with the SEC on March 5, 2003. That Form 8-A is available by the means described under “Where You Can Find More Information.”

      Preferred Stock Purchase Rights. On March 3, 2000, we entered into a rights agreement with First Chicago Trust Company of New York, as rights agent, which is a stockholder rights plan providing for a dividend of one preferred stock purchase right for each outstanding share of our common stock. We issued the dividend to stockholders of record on March 20, 2000, and holders of shares of common stock issued since that date are issued rights with their shares. The rights trade automatically with shares of common stock and become exercisable only under certain circumstances as described below. The rights are designed to protect our interests and the interests of our stockholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirors to negotiate with our board of directors prior to attempting a takeover and to provide our board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have certain anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by our board of directors.

      Until a right is exercised, the holder of a right will not have any rights as a stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right will entitle its holder to purchase from us one one-hundredth of a share of Series One Junior Preferred Stock, par value $0.01 per share, at a purchase price of $42.00 per right, subject to adjustment. In general, the rights will not be exercisable until the earlier of (a) the close of business on the tenth business day after the date that we learn that a person or group or an affiliate or associate of the person or group has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of our outstanding common stock and (b) the close of business on the tenth business day following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for 20% or more of our outstanding common stock. Below we refer to the earlier of those dates as the “distribution date” and the person or group acquiring at least 20% of our common stock as an “acquiring person.” You should assume that any of the following provisions that refer to an acquiring person also apply to any associate or affiliate of the acquiring person as well.

      If, after the distribution date, any acquiring person acquires 20% or more of our outstanding voting stock without the prior approval of our board of directors, each right will entitle its holder to acquire the number of shares of our common stock that is equal to the result obtained by multiplying the then current purchase price by the number of one one-hundredths of a share of preferred stock for which a right is then exercisable and dividing that product by 50% of the then current per-share market price of our common stock.

      If any acquiring person acquires more than 20% but less than 50% of the outstanding shares of our common stock subsequent to the distribution date without prior written consent of our board of directors, each right may be exchanged by our board of directors for one share of our common stock.

      In the event that, following the distribution date, we are acquired in a merger or other business combination in which we are not the surviving corporation, or in which 50% or more of our assets or assets representing 50% or more of our revenues or cash flow are sold in one or several transactions without the prior written consent of our board of directors, each right will entitle its holder to receive the number of shares of the acquiring company’s common stock as is equal to the result obtained by multiplying the then current purchase price by the number of one one-hundredths of a share of preferred stock for which the right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company.

      Any rights that are at any time beneficially owned by an acquiring person will be null and void, and any holder of such rights, including any purported transferee or subsequent holder, will be unable to exercise the rights.

      The rights will expire at the close of business on March 20, 2010, unless redeemed or exchanged before that time. At any time prior to the earlier of (a) the time a person or group becomes an acquiring person and (b) the expiration date, our board of directors may exchange all or part of the then outstanding and exercisable rights for shares of our common stock at an exchange ratio of one share of common stock per right or redeem the rights in whole, but not in part, at a price of $0.01 per right. The exchange rate and redemption price are subject to adjustment as provided in the rights agreement.

      The preceding summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the rights agreement and the form of right certificate, which are incorporated by reference to Exhibit 1 to our Form 8-A, filed with the SEC on March 9, 2000. That Form 8-A is available by the means described under “Where You Can Find More Information.”

      Additional Series of Preferred Stock. In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of us and not approved by our Board of Directors, it would be possible for the board to authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. This authority may be limited by applicable law, our Restated Certificate of Incorporation, as it may be amended or restated from time to time, and the applicable rules of the stock exchanges upon which the common stock is listed. The consent of our stockholders would not be required for any such issuance of preferred stock.

      The preferred stock will be preferred over our common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock) on our common stock will be declared and set apart for payment or paid, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by our board of directors. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates established. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless another date is determined relating to the series. Accruals of dividends will not bear interest.

      The preferred stock will be preferred over our common stock as to assets so that the holders of each series of preferred stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the established amount. However, in this case the holders of preferred stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled.

      All shares of any series of preferred stock will be redeemable to the extent determined with respect to that series. All shares of any series of preferred stock will be convertible into shares of our common stock or into shares of any other series of our preferred stock to the extent determined with respect to that series.

      Except as otherwise indicated, the holders of preferred stock will be entitled to one vote for each share of preferred stock held by them on all matters properly presented to stockholders. The holders of common stock and the holders of all series of preferred stock will vote together as one class.

      Special Charter Provisions. Our Restated Certificate of Incorporation provides that:

•	our Board of Directors is classified into three classes;

•	subject to the rights of holders of our preferred stock, if any, the affirmative vote of the holders of not less than two-thirds of the shares of common stock voting thereon is required in order to:

•	adopt an agreement or plan of merger or consolidation;

•	authorize the sale, lease or exchange of all or substantially all of our property or assets; or

•	authorize the disposition of Arch Coal or the distribution of all or substantially all of our assets to our stockholders;

•	subject to the rights of holders of our preferred stock, if any, certain provisions of the restated certificate may be amended only by the affirmative vote of the holders of at least two-thirds of the shares of common stock voting on the proposed amendment;

•	subject to the rights of holders of our preferred stock, if any, all actions required to be taken or which may be taken at any annual or special meeting of our stockholders must be taken at a duly called annual or special meeting of stockholders and cannot be taken by a consent in writing without a meeting; and

•	special meetings of the stockholders may be called at any time by any two or more of our directors and may not be called by any other person or persons or in any other manner.

UNDERWRITING

      Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are acting as joint bookrunning managers of the offering and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
shares
Underwriter

Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Friedman, Billings, Ramsey & Co., Inc.
Legg Mason Wood Walker, Incorporated
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
PNC Capital Markets, Inc.
Wachovia Capital Markets, LLC

Total	6,250,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 937,500 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We and our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup and Morgan Stanley, dispose of or hedge any shares or any securities convertible into or exchangeable for our shares (other than “cashless” exercises of employee stock options whereby a number of shares of common stock sufficient to cover the exercise price and income tax withholding are withheld from the proceeds of such exercises or stock option exercises under an existing plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934). Citigroup and Morgan Stanley in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      The shares are listed on the New York Stock Exchange under the symbol “ACI.”

      The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting Discounts Paid by Us

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

      In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over — the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our total expenses of this offering will be $0.5 million.

      We intend to use a majority of the net proceeds that we receive from this offering to repay and retire all or part of the outstanding indebtedness incurred to finance our acquisition of Triton and the first annual payment under the Little Thunder lease. We incurred indebtedness under our $350.0 million revolving credit facility and $100.0 million term loan to finance those transactions. Because affiliates of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., PNC Capital Markets, Inc. and Wachovia Capital Markets, LLC are lenders under the revolving credit facility and term loan and because more than 10% of the proceeds of this offering, not including underwriting compensation, will be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in NASD Conduct Rules) exists in the shares.

      The underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania. The underwriters have been represented by Shearman & Sterling LLP, New York, New York.

EXPERTS

      The consolidated financial statements of Arch Coal, Inc. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated by reference in this prospectus supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The financial statements of Canyon Fuel Company, LLC as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated by reference in this prospectus supplement have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Vulcan Coal Holdings, L.L.C. as of December 31, 2003, 2002 and 2001 and June 30, 2001 and for the years ended December 31, 2003 and 2002, the six month period ended December 31, 2001 and the year ended June 30, 2001 incorporated in this prospectus supplement by reference to Arch Coal, Inc.’s Current Report on Form 8-K/A dated October 15, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The coal reserve audit referred to in documents incorporated by reference into this prospectus supplement was prepared by Weir International Mining Consultants.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

      We file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information can be read and copied at the SEC’s Public Reference Room at Room 024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Arch Coal. The SEC’s Internet address is http://www.sec.gov. In addition, our common and preferred shares are listed on the New York Stock Exchange, and its reports and other information can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Our Internet address is http://www.archcoal.com. The information on our Internet site is not a part of this prospectus supplement.

Incorporation by Reference

      The SEC allows us to “incorporate by reference” the documents that we file with the SEC. This means that we can disclose information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus except to the extent updated and superseded by information contained in this prospectus. Some information we file with the SEC after the date of this prospectus supplement and until this offering is completed will automatically update and supersede the information contained in this prospectus.

      We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) until this offering is completed, including such documents filed with the SEC by us after the date of this prospectus supplement is a part and prior to completion of this offering, except as noted below:

Arch Coal’s SEC Filings (File No. 1-13105)	Period for or Date of Filing

Annual Report on Form 10-K, as amended	Year Ended December 31, 2003
Quarterly Reports on Form 10-Q, as amended	Quarters Ended March 31 and June 30, 2004
Current Reports on Form 8-K	July 13, 16, 23 and 27, August 13, 17 and 24 and October 14 and 15, 2004

      Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934, and we are not subject to the liabilities of Section 18 with respect to information submitted by it under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted by us under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus supplement.

      Statements contained in this prospectus supplement as to the contents of any contract or other document referred to in this prospectus supplement do not purport to be complete, and where reference is made to the particular provisions of that contract or other document, those provisions are qualified in all respects by reference to all of the provisions of that contract or other document. Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus supplement modifies or supersedes the statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

      We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement and a copy of any or all other contracts or documents which are referred to in this prospectus supplement. Requests should be directed to: Arch Coal, Inc., Attention: Investor Relations, One CityPlace Drive, Suite 300, St. Louis, Missouri 63141, telephone number: (314) 994-2700. You also may review a copy of the registration statement and its exhibits at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s Internet site.

      You should rely only on the information contained in or incorporated by reference into this prospectus supplement. We have not authorized any other person to provide you with different information. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not prohibited. You should assume that the information appearing in this prospectus supplement is accurate as of the date hereof only. Our business, financial condition, results of operations and prospects may change after that date.

PROSPECTUS

$750,000,000

Arch Coal, Inc.

Debt Securities

Preferred Stock

Depositary Shares

Common Stock

Warrants

        We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

      See “Risk Factors” and other information included or incorporated by reference in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our securities.

       We may use this prospectus to offer up to $750,000,000 of securities.

      Arch Coal common stock is traded on the New York Stock Exchange under the symbol “ACI”.

      This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 19, 2001.

SUMMARY

Arch Coal, Inc.

      We are one of the largest coal producers in the United States. We mine, process and market compliance and low-sulfur coal from mines located in both the eastern and western United States, enabling us to ship coal cost-effectively to most of the major domestic coal-fired electric generation facilities. As of December 31, 2000, we had 28 operating mines and controlled approximately 3.37 billion tons of proven and probable coal reserves, of which approximately 1.90 billion tons were assigned reserves and 1.47 billion tons were unassigned reserves. We sell substantially all of our coal to producers of electric power.

      Our principal executive office is located at CityPlace One, Suite 300, St. Louis, Missouri 63141, and our telephone number is (314) 994-2700.

About This Prospectus

      This prospectus is part of a registration statement (No. 333-58738) that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may offer from time to time up to $750 million of any of the securities described in this prospectus. In addition, under this shelf process, one or more selling stockholders may sell our common stock in one or more offerings, which would reduce the aggregate dollar amount of securities that we may offer. This prospectus provides you with a general description of the securities we or such selling stockholders may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus.

      We may use this prospectus to offer the following securities:

•	Debt securities;

•	Preferred stock;

•	Depositary shares;

•	Common stock; and

•	Warrants.

      To understand the terms of our securities, you should carefully read this document with the attached prospectus supplement which together give the specific terms of the securities we are offering. You should also read the documents we have referred to you in “Where You Can Find More Information About Arch Coal” below for information about our company, including our financial statements.

Where You Can Find More Information About Arch Coal

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

(a) Annual Report on Form 10-K for the year ended December 31, 2000;

(b) Current Report on Form 8-K dated March 28, 2001;

(c) The description of our common stock, par value $.01 per share, set forth in the registration statement on Form 8-B dated June 17, 1997; and

(d) The description of our preferred stock purchase rights set forth in the registration statement on Form 8-A dated March 9, 2000.

      You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

External Affairs
Arch Coal, Inc.
City Place One, Suite 300
St. Louis, MO 63141
telephone: (314) 994-2700
facsimile: (314) 994-2878

      You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

RISK FACTORS

      Investing in our securities will be subject to risks, including risks inherent in our business. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained and incorporated by reference in this prospectus, together with any added, updated or changed information included in the prospectus supplement, before deciding to invest in our securities.

      We have a substantial amount of debt relative to our equity capitalization, which limits our flexibility and imposes restrictions on us, and a downturn in economic or industry conditions may materially affect our ability to meet our future debt service and liquidity needs.

      We will have significant debt service obligations, and the terms of our credit agreements limit our flexibility and impose a number of restrictions upon us. We have significant lease and royalty obligations. We are required to make aggregate principal payments on our indebtedness of $33.6 million in 2001, $60.5 million in 2002, $1.1 billion in 2003, $0.6 million in each of 2004 and 2005 and $2.9 million, in the aggregate, thereafter. Our ability to satisfy our debt service and lease and royalty obligations, and our ability to effect any refinancing of our indebtedness, will depend upon our future operating performance, which will be affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our debt service, lease and royalty payment obligations or our other liquidity needs.

      Our relative amount of debt and the terms of our credit agreements could have material consequences to our business, including, but not limited to:

•	making it more difficult for us to satisfy our debt covenants and debt service, lease payment and other obligations;

•	making it more difficult for us to pay quarterly dividends as we have in the past;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general corporate requirements;

•	reducing the availability of cash flow from operations to fund acquisitions, working capital, capital expenditures or other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a competitive disadvantage when compared to competitors with less relative amounts of debt.

      A significant portion of our debt bears interest at variable rates that are linked to short-term interest rates. If interest rates rise, our costs relative to those obligations would also rise.

We have experienced operating and net losses, which may continue or reoccur in the future.

      Because the coal mining industry is subject to significant regulatory oversight, and due to the continuing possibility of adverse pricing trends or other industry trends beyond our control, we may suffer losses in the future if legal and regulatory rulings, mine idlings and closures, adverse pricing trends or other factors continue to affect our ability to mine and sell coal profitably.

We may be unable to comply with restrictions imposed by our credit facilities and other debt agreements, which could result in a default under these agreements, enabling lenders to declare amounts borrowed due and payable or otherwise result in unanticipated costs.

      The agreements governing our outstanding debt impose a number of restrictions on us. For example, the terms of our credit facilities and leases contain financial and other covenants that create limitations on our ability to, among other things, effect acquisitions or dispositions and borrow additional funds, and require us to, among other things, maintain various financial ratios and comply with various other financial covenants. Our ability to comply with these restrictions may be affected by events beyond our control and, as a result, we may be unable to comply with these restrictions. A failure to comply with these restrictions could result in an event of default under these agreements. In the event of a default, our lenders could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we might not be able to pay these amounts, or we might be forced to seek an amendment to our debt agreements which could make the terms of these agreements more onerous for us.

An adverse decision in pending litigation could result in the permanent closure of all or a portion of our mining operations in West Virginia, which would cause our profitability to materially decline and could cause our stock price to decline.

      As a result of litigation, a federal district court injunction prohibiting the West Virginia Division of Environmental Protection from issuing permits for our Dal-Tex mine to use valley fill mining techniques resulted in the shutdown of this mine in July 1999. A subsequent order prohibits the construction or expansion of a valley fills in West Virginia. Valley fill or mountaintop mining techniques used in Central Appalachia involve the creation of large, engineered works into which excess earth and rock extracted during surface mining are placed. The plaintiffs in the litigation alleged, among other things, that the issuance of mining permits without the preparation of an environmental impact statement, or EIS, that would evaluate the environmental effects of mountaintop mining and the construction of valley fills violated environmental laws. We have appealed the order specific to our Dal-Tex operations, and we, the West Virginia Division of Environmental Protection and others have appealed the broader order concerning valley fills. Because it is not financially viable for coal producers to operate some mining properties without valley fills, if the appeals court agrees with the district court, we and other coal producers in West Virginia may be forced to close all or a portion of our mining operations in West Virginia, to the extent that those operations are dependent on the use of valley fills. If we permanently close these operations in West Virginia, our profitability will decline because we will record various charges in connection with the closures. We will also experience a loss of revenue from these operations. If the district court decision is overturned, then a settlement agreement entered into between the parties will require the preparation of an EIS prior to the issuance of permits for the construction of valley fills. The preparation of these statements is time-consuming and is sometimes the subject of litigation. As a result, even if the district court decision is overturned, we do not expect to re-open our Dal-Tex mining operation for several months at the earliest, subject to then-existing market conditions.

New environmental regulations governing coal-fired electric generating plants could reduce the demand for coal as a fuel source and affect the volume of our sales.

      Several new environmental regulations require a reduction in nitrogen oxide emissions generated by coal-fired electric generating plants. Substantially all of our revenues from sales of coal in the year ended December 31, 2000 were from sales to generators operating these types of plants. Enforcement actions against a number of these generators, which include some of our customers, and proposed legislation ultimately may require additional reductions in nitrogen oxide emissions. The Environmental Protection Agency is also considering regulations that would require reductions in mercury emissions from coal-fired electric generating plants. To comply with these regulations and enforcement actions, these generators may choose to switch to other fuels that generate less of these emissions, such as natural gas or oil.

Because our industry is highly regulated, our ability to conduct mining operations is restricted and our profitability may decline.

      Federal, state and local governmental authorities regulate the coal mining industry on matters as diverse as employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties, the discharge of materials into the environment and surface subsidence from underground mining. In addition, federal legislation mandates benefits for various retired coal miners represented by the United Mine Workers of America. These regulations and legislation have had, and will continue to have, a significant effect on our costs of production and competitive position. Further regulations, legislation or orders may also cause our sales or profitability to decline by hindering our ability to continue our mining operations, by increasing our costs or by causing coal to become a less attractive fuel source.

      Mining companies must obtain numerous permits that strictly regulate environmental and health and safety matters in connection with coal mining. Regulatory authorities exercise considerable discretion in the timing of permit issuance. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permit process, including through intervention in the courts. As described above, we shut down our Dal-Tex mining operation in West Virginia in July 1999 as a result of legal action preventing the issuance of permits necessary for those operations. Accordingly, the permits we need for our mining operations may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements that may be changed or interpreted in a manner which restricts our ability to conduct our mining operations or to do so profitably.

Our profitability may be adversely impacted by unanticipated mine operating conditions and other factors that are not within our control, which could cause our quarterly or annual results to decrease and our stock price to decline.

      Our mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in our profitability. Weather conditions, equipment replacement or repair, fires, variations in thickness of the layer, or seam, of coal, amounts of overburden, rock and other natural materials and other geological conditions have had, and can be expected in the future to have, a significant impact on our operating results. In addition, a prolonged disruption of production at any of our principal mines, particularly our Mingo Logan operation in West Virginia, would result in a decrease, which could be material, in our revenues and profitability. Other factors affecting the production and sale of our coal that could result in decreases in our profitability include:

•	expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements;

•	disruption or increases in the cost of transportation services;

•	changes in laws or regulations, including permitting requirements;

•	litigation;

•	the timing and amount of insurance recoveries;

•	work stoppages or other labor difficulties;

•	mine worker vacation schedules and related maintenance activities; and

•	changes in coal market and general economic conditions.

      Decreases in our profitability as a result of the factors described above could adversely impact our quarterly or annual results materially. Any adverse impact on our operating results could cause our stock price to decline substantially, particularly if the results are below research analyst or investor expectations.

Intense competition and excess industry capacity in the coal producing regions in which we operate has adversely affected our revenues and profitability and may continue to do so in the future.

      The coal industry is intensely competitive, primarily as a result of the existence of numerous producers in the coal producing regions in which we operate, and a number of our competitors have greater financial resources than we do. We compete with several major coal producers in the Central Appalachian and Powder River Basin areas. We also compete with a number of smaller producers in those and our other market regions. We are subject to the risk of reduced profitability as a result of excess industry capacity, which has occurred in the past, and which results in reduced prices for our coal.

The demand for and pricing of our coal is greatly influenced by consumption patterns of the domestic electric generation industry, and any reduction in the demand for our coal by this industry may cause our profitability to decline.

      Demand for our coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 90% of domestic coal consumption in recent years. These coal consumption patterns are influenced by factors beyond our control, including the demand for electricity, which is significantly dependent upon summer and winter temperatures in the United States, government regulation, technological developments and the location, availability, quality and price of competing sources of coal, alternative fuels such as natural gas, oil, and nuclear, and alternative energy sources such as hydroelectric power. Demand for our low-sulfur coal and the prices that we will be able to obtain for it will also be affected by the price and availability of high-sulfur coal, which can be marketed in tandem with emissions allowances in order to meet federal Clean Air Act requirements. Any reduction in the demand for our coal by the domestic electric generation industry may cause our profitability to decline.

Deregulation of the electric utility industry may cause our customers to be more price-sensitive in purchasing coal, which could cause our profitability to decline.

      Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. To the extent utility deregulation causes our customers to be more cost sensitive, deregulation may have a negative effect on our profitability.

Our profitability may be adversely affected by the renegotiation, termination or expiration of favorable long-term coal supply contracts.

      We sell a substantial portion of our coal under long-term coal supply agreements, which are contracts with a term greater than 12 months. In 2000, sales of coal under long-term contracts accounted for approximately 78% of our total revenues. As a consequence, we may experience fluctuations in operating results due to the expiration or termination of, or sales price redeterminations or suspensions of deliveries under, these coal supply agreements. In addition, the increasingly short terms of sales contracts and the consequent absence of price adjustment provisions in such contracts make it more likely that we will not be able to recover inflation related increases in mining costs during the contract term through a later price adjustment. Some of these contracts include pricing which is above, and, in some cases, materially above, current market prices. We currently supply coal under long-term coal supply contracts with one customer which have price renegotiation or modification provisions that take effect in mid-2001. The prices for coal shipped under these contracts are materially above the current market price for similar type coal. For the year ended December 31, 2000, approximately $18.4 million of our operating income related to these contracts. We expect income from operations to be reduced by approximately one-half of the operating income attributable to these contracts in 2001, and by the full amount of this operating income in 2002. These amounts are predicated on current market pricing and will change with market conditions. Some price adjustment provisions permit a periodic decrease in the contract price to reflect decreases in production costs, including those related to technological improvements, changes in specified indices or items such as taxes or royalties. Price renegotiation or modification provisions may provide for downward adjustments in the contract price based on market factors.

      We have also renegotiated some contracts to change the contract term or accommodate adverse market conditions such as decreasing coal spot market prices. New nitrous oxide emission limits could also result in price adjustments, or could force electric generators to terminate or modify long-term contracts. Other short- and long-term contracts define base or optional tonnage requirements by reference to the customer’s requirements, which may change as a result of factors beyond our, and in some instances, the customer’s control, including utility deregulation. If the parties to any long-term contracts with us were to modify, suspend or terminate those contracts, our profitability would decline to the extent that we are unable to find alternative customers at a similar or higher level of profitability.

Because our profitability is substantially dependent on the availability of an adequate supply of coal reserves that can be mined at competitive costs, the unavailability of these types of reserves would cause our profitability to decline.

      Our profitability depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs. Replacements reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. We have in the past, and will in the future, acquire coal reserves for our mine portfolio from third parties. We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines.

Disruption in or increased costs of transportation services could adversely affect our profitability.

      The coal industry depends on rail, trucking and barge transportation to deliver shipments of coal to customers, and transportation costs are a significant component of the total cost of supplying coal. Disruptions of these transportation services could temporarily impair our ability to supply coal to our customers and thus adversely affect our business and the results of our operations. In addition, increases in transportation costs, or changes in costs relative to transportation costs for coal produced by our competitors or of other fuels, could adversely affect our profitability.

We face numerous uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

      The coal reserve information included or incorporated in this prospectus has not been audited by an independent expert. We base our reserve information on geological data assembled and analyzed by our staff which includes various engineers and geologists, and outside firms. The reserve estimates are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities of recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions, which may not be fully identified by available exploration data or may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning coal prices, operating costs, severance and excise tax, development costs and reclamation costs, all of which may vary considerably from actual results.

      For these reasons, estimates of the economically recoverable quantities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties, and revenues and expenditures with respect to our reserves, may vary from estimates, and these variances may be material. These estimates thus may not accurately reflect our actual reserves.

Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

      We conduct a significant part of our mining operations on properties that we lease. The loss of any lease could adversely affect our ability to mine the associated reserves. Because title to most of our leased properties and mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property, our right to mine some of our reserves has in the past, and may again in the future, be adversely affected if defects in title or boundaries exist. In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we have had to, and may in the future have to, incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease.

Agreements entered into in connection with the acquisition of our reserves and mining facilities in the western United States contain limitations on our ability to manage these operations exclusively and could subject us to significant indemnification obligations.

      Our affiliate, Arch Western Resources, LLC, is the owner of reserves and mining facilities in the western United States. The agreement under which Arch Western was formed provides that one of our subsidiaries, as the managing member of Arch Western, generally has exclusive power and authority to conduct, manage and control the business of Arch Western. However, consent of ARCO, the other member of Arch Western, would generally be required in the event that Arch Western proposes to make a distribution, incur indebtedness, sell properties or merge or consolidate with any other entity if, at that time, Arch Western has a debt rating less favorable than specified ratings from Moody’s Investors Service or from Standard & Poor’s or fails to meet specified indebtedness and interest ratios.

      In connection with the Arch Western acquisition, we entered into an agreement under which we agreed to indemnify ARCO against specified tax liabilities in the event that these liabilities arise as a result of actions taken prior to June 1, 2013, including the sale or other disposition of specified properties of Arch Western, the repurchase of some equity interests in Arch Western by Arch Western or the reduction under some circumstances of indebtedness incurred by Arch Western in connection with the Arch Western acquisition. Depending on the time at which any indemnification obligation were to arise, it could impact our profitability for the period in which it arises.

      The membership interests in Canyon Fuel Company, LLC, which operates three coal mines in Utah, are owned 65% by Arch Western and 35% by a subsidiary of ITOCHU Corporation of Japan. The agreement which governs the management and operations of Canyon Fuel provides for a management board to manage the business and affairs of Canyon Fuel. Some major business decisions concerning Canyon Fuel require the vote of 70% of the membership interests and therefore limit our ability to make these decisions. These decisions include admission of additional members; approval of annual business plans; the making of significant capital expenditures; sales of coal below specified prices; agreements between Canyon Fuel and any member; institution or settlement of litigation; a material change in the nature of Canyon Fuel’s business or a material acquisition; the sale or other disposition, including by merger, of assets other than in the ordinary course of business; incurrence of indebtedness; entering into leases; and the selection and removal of officers. The Canyon Fuel agreement also contains restrictions on the transfer of our membership interest in Canyon Fuel.

Our stockholder rights plan and amended charter documents may make it harder for others to obtain control of us even though some stockholders might consider such a development favorable, which may adversely affect our stock price.

      Our stockholder rights plan and provisions of our amended and restated certificate of incorporation and our by-laws, may delay, inhibit or prevent someone from gaining control of us through a tender offer, business combination, proxy contest or some other method even if some of our stockholders might believe a change in control is desirable. See “Description of Capital Securities” for a description of our rights plan and these charter and by-law provisions.

FORWARD LOOKING STATEMENTS

      This prospectus, including the information incorporated by reference herein, information included in or incorporated by reference from future filings by us with the SEC, as well as information contained in written material, press releases and oral statements issued by us or on our behalf, contains, or may contain, certain statements that may be deemed to be “forward-looking statements” under applicable provisions of the federal securities laws. Such “forward-looking statements” include information relating to, among other matters, our future prospects, developments and business strategies for our operations. These forward-looking statements are identified by their use of terms and phrases such as “estimate”, “expect”, “anticipate”, “intend”, “believe”, and similar terms and phrases. These statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances, and involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this prospectus or in such other documents. These risks include, but are not limited to, the risks described in our Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC on March 16, 2001, which is incorporated by reference in this prospectus, and any risks that may be described from time to time in our filings with the SEC or in any prospectus supplement relating to specific offerings of securities.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratios of earnings to fixed charges for Arch Coal:

	Year Ended December 31,

	1996	1997	1998	1999	2000

Ratio of earnings to fixed charges	3.76	3.04	2.29	*	1.77

*	Fixed charges exceeded earnings (as defined below) by $327.0 million.

      The above ratios are computed on a total enterprise basis including our consolidated subsidiaries, plus our share of significant affiliates accounted for on the equity method that are 50% or greater owned or whose indebtedness has been directly or indirectly guaranteed by us. Earnings consist of income (loss) from continuing operations before income taxes and are adjusted to include fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.

      In 1999, our losses were primarily attributable to a write-down of the carrying value of some of our operating assets and coal reserves.

USE OF PROCEEDS

      We will use the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement for general corporate purposes, unless we specify otherwise in the applicable prospectus supplement. General corporate purposes may include additions to working capital, capital expenditures, stock redemption, repayment of debt or the financing of possible acquisitions. Pending these uses, we expect to invest the net proceeds in short-term, interest-bearing securities. We will not receive any of the proceeds from the sale of common stock by any selling stockholder.

DESCRIPTION OF DEBT SECURITIES

      The following description sets forth the general terms and provisions that could apply to the debt securities. Each prospectus supplement will state the particular terms that actually will apply to the debt securities offered by the supplement.

      The debt securities will be either senior debt securities or subordinated debt securities. Unless the applicable prospectus supplement states otherwise, senior securities will be issued under an indenture between us and The Bank of New York Company, Inc., as trustee. Subordinated securities will be issued under a separate indenture between us and a commercial bank to be selected as trustee. The senior indenture and the subordinated indenture are together called the “indentures”.

      The following summary of selected provisions of the indentures is not complete. You should refer to the senior indenture and the subordinated indenture, copies of which will be incorporated by reference into this prospectus, for more detailed information.

General

      Neither indenture will limit the aggregate principal amount of debt securities that we may issue under that indenture. The debt securities may be issued in one or more series as we may authorize at various times. All debt securities will be unsecured. The senior securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated securities will be subordinated to superior indebtedness as described in the “Subordinated Securities” section below. The senior securities and subordinated securities may be combined into one series or offered separately. The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of those debt securities. These terms may include:

•	the title and any limit on the aggregate principal amount of the debt securities;

•	the price (expressed as a percentage of the total principal amount) at which such debt securities will be issued;

•	the date or dates on which the debt securities will mature or the method by which such dates can be determined;

•	if the debt securities will bear interest, the annual interest rate or rates (which may be fixed or variable), or the method of determining the interest rate or rates; the date or dates from which any interest will accrue, the interest payment dates on which any interest will be payable, the record dates for those interest payment dates and the basis upon which interest shall be calculated if other than that of a 360 day year of twelve 30-day months;

•	the currency or currencies or units of two or more currencies in which the debt securities are denominated and principal and interest may be payable, and for which the debt securities may be purchased, which may be in United States dollars, a foreign currency or currencies or units of two or more foreign currencies;

•	whether such debt securities are to be senior securities or subordinated securities;

•	any redemption or sinking fund terms;

•	any events of default or covenants with respect to the debt securities of a particular series, if not set forth in this prospectus;

•	whether the debt securities will be issued as registered securities or as bearer securities and, if in registered form, the denominations of the debt securities if other than $1,000 and multiples of $1,000;

•	whether the debt securities are to be issued in whole or in part in the form of one or more global securities and the depositary for the global security or securities;

•	the date or dates on which the principal of and any premium on the debt securities will be payable or the method for determining the date or dates;

•	the place or places where payments on the debt securities will be made and the debt securities may be surrendered for registration of transfer or exchange;

•	whether the debt securities will be issued in certificated or book-entry form;

•	the applicability of the defeasance and covenant defeasance provisions of the applicable indenture;

•	whether the debt securities will be convertible into shares of common stock and/or exchangeable for other securities and, if so, the terms and conditions upon which the debt securities will be so convertible or exchangeable; and

•	any other terms of the series, which will not conflict with the terms of applicable indenture.

      Principal, any premium and any interest will be payable and the debt securities will be transferable at the corporate trust office of the appropriate trustee, unless we specify otherwise in the accompanying prospectus supplement. At our option, however, payment of interest may be made by check mailed to the registered holders of the debt securities at their registered addresses.

      We will issue the debt securities in fully registered form without coupons unless the applicable prospectus supplement provides for an issuance to be in bearer form with or without coupons. Unless we specify otherwise in the applicable prospectus supplement, we will issue debt securities denominated in U.S. dollars in denominations of $1,000 or multiples of $1,000 for registered securities and in denominations of $5,000 or multiples of $5,000 for bearer securities. No service charge will be made for any transfer or exchange of debt securities, but we may require payment beforehand of any related taxes or other governmental charges. Debt securities may also be issued pursuant to the indentures in transactions exempt from the registration requirements of the Securities Act of 1933. Those debt securities will not be considered in determining the aggregate amount of securities issued under the registration statement.

      We will describe special Federal income tax and other considerations relating to debt securities denominated in foreign currencies or units of two or more foreign currencies in the applicable prospectus supplement.

Exchange, Registration and Transfer

      Registered securities of any series that are not global securities will be exchangeable for other registered securities of the same series and of like aggregate principal amount, tenor and terms, in different authorized denominations. In addition, if debt securities of any series are issuable as both registered securities and bearer securities, the holder may choose, upon written request, and subject to the terms of the applicable indenture, to exchange bearer securities and the appropriate related coupons of that series into registered securities of the same series of any authorized denominations and of like aggregate principal amount, tenor and terms. Bearer securities with attached coupons surrendered in exchange for registered securities between a regular record date or a special record date and the relevant date for interest payment shall be surrendered without the coupon relating to the interest payment date. Interest will not be payable with respect to the registered security issued in exchange for that bearer security. That interest will be payable only to the holder of the coupon when due in accordance with the terms of the applicable indenture. Bearer securities will not be issued in exchange for registered securities.

      You may present debt securities for exchange as provided above. In addition, you may present registered securities for registration of transfer, together with a duly executed form of transfer, at the office of the security registrar or at the office of any transfer agent designated by us for that purpose with respect to any series of debt securities and referred to in the applicable prospectus supplement. This may be done without service charge and upon payment of any taxes and other governmental charges as described in the applicable indenture. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. We have appointed the applicable trustee as security registrar for the applicable indenture. If a prospectus supplement refers to any transfer agents (in addition to the security registrar) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which such transfer agent acts. However, if debt securities of a series are issuable solely as registered securities, we will be required to maintain a transfer agent in each place of payment for such series, and if debt securities of a series are issuable as bearer securities, we will be required to maintain (in addition to the security registrar) a transfer agent in a place of payment for such series located in Europe. We may at any time designate additional transfer agents with respect to any series of debt securities.

      In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on:

•	if debt securities of the series are issuable only as registered securities, the day of mailing of the relevant notice of redemption;

•	if debt securities of the series are issuable only as bearer securities, the day of the first publication of the relevant notice of redemption; or

•	if debt securities of the series are issuable as registered securities and bearer securities and there is no publication of the relevant notice of redemption, the day of mailing of the relevant notice of redemption, or the date of such publication, if applicable;

•	register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or

•	exchange any bearer security called for redemption, except to exchange such bearer security for a registered security of that series and like tenor and terms which is immediately surrendered for redemption.

      For a discussion of restrictions on the exchange, registration and transfer of global securities, see “Global Securities” below.

Payment and Paying Agents

      Unless we specify otherwise in the applicable prospectus supplement, payment of principal, any premium and any interest on registered securities will be made at the office of the paying agent or paying agents that we designate at various times. However, at our option, we may make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. Unless we specify otherwise in the applicable prospectus supplement, we will make payment of any installment of interest on registered securities to the person in whose name that registered security is registered at the close of business on the regular record date for such interest.

      Unless we specify otherwise in the applicable prospectus supplement, payment of principal, any premium and interest on bearer securities will be payable, in accordance with any applicable laws and regulations, at the offices of those paying agents outside the U.S. that we may designate at various times. We will make interest payments on bearer securities and the attached coupons on any interest payment date only against surrender of the coupon relating to that interest payment date. No payment with respect to any bearer security will be made at any of our offices or agencies in the U.S., by check mailed to any U.S. address or by transfer to an account maintained with a bank located in the U.S. However, if (but only if) payment in U.S. dollars of the full amount of principal, any premium and interest on bearer securities denominated and payable in U.S. dollars at all offices or agencies outside the U.S. is illegal or effectively precluded by exchange controls or other similar restrictions, then those payments will be made at the office of our paying agent in the Borough of Manhattan, The City of New York.

      Unless we specify otherwise in the applicable prospectus supplement, the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, will be designated:

•	as our sole paying agent for payments with respect to debt securities that are issuable solely as registered securities; and

•	as our paying agent in the Borough of Manhattan, The City of New York, for payments with respect to debt securities (subject to the limitation described above in the case of bearer securities) that are issuable solely as bearer securities or as both registered securities and bearer securities. We will name any paying agents outside the U.S. and any other paying agents in the U.S. initially designated by us for the debt securities in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, if debt securities of a series are issuable solely as registered securities, we will be required to maintain a paying agent in each place of payment for that series. If debt securities of a series are issuable as bearer securities, we will be required to maintain:

•	a paying agent in the Borough of Manhattan, The City of New York, (a) for payments with respect to any registered securities of the series and (b) for payments with respect to bearer securities of the series in the circumstance described above, but not otherwise; and

•	a paying agent in a place of payment located outside the U.S. where debt securities of that series and any attached coupons may be presented and surrendered for payment. However, if the debt securities of that series are listed on the London Stock Exchange, the Luxembourg Stock Exchange or any other stock exchange located outside the U.S. and if the stock exchange requires it, we will maintain a paying agent in London or Luxembourg or any other required city located outside the U.S. for those debt securities.

      All moneys we pay to a paying agent for the payment of principal, any premium or interest on any debt security or coupon that remains unclaimed at the end of two years after becoming due and payable will be repaid to us. After that time, the holder of the debt security or coupon will look only to us for payments out of those repaid amounts.

Global Securities

      The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depositary identified in the applicable prospectus supplement. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

      We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

      When we issue a global security in registered form, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depositary (“participants”). Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depositary or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

      As long as the depositary for a global security, or its nominee, is the registered owner of that global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

•	will not be entitled to have any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered the owners or holders under the indenture relating to those debt securities.

      Payments of principal of, any premium and any interest on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing such debt securities. None of the trustee for the debt securities, any paying agent, the registrar for the debt securities, nor us will be responsible for any aspect of the records relating to, or payments made by, the depositary or any participants on account of beneficial interests of the global security.

      We expect the depositary or its nominee, upon receipt of any payment of principal, any premium or interest relating to a permanent global security representing any series of debt securities, immediately will credit participants’ accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is not the case with securities held for the accounts of customers in bearer form or registered in “street name.” Those payments will be the sole responsibility of those participants.

      If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. In addition, we may at any time in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, we will issue individual debt securities of that series in exchange for the global security or securities. Further, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to the trustee, the applicable depositary and us, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In any such instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in denominations, unless we specify otherwise, of $1,000 or integral multiples of $1,000.

      If we specify in an applicable prospectus supplement, all or any portion of the debt securities of a series that are issuable as bearer securities initially will be represented by one or more temporary global securities, with or without interest coupons. These temporary global securities will be deposited with a common depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System and Clearstream Banking (formerly known as Cedel Bank) for credit to the respective accounts of the beneficial owners of those debt securities or to other accounts as they may direct. On and after the exchange date determined as provided in the temporary global security and described in the applicable prospectus supplement, each temporary global security will be exchangeable for definitive debt securities in bearer form, registered form, or definitive global form or any combination of these. No bearer security, including one in definitive global bearer form delivered in exchange for a portion of a temporary global security will be mailed or otherwise delivered to any location in the U.S. in connection with this exchange.

      Unless we specify otherwise in the applicable prospectus supplement, we or our agent must receive a certificate signed by Euroclear or Clearstream prior to the delivery of a definitive bearer security. We must also receive this signed certificate prior to the actual payment of interest on the applicable portion of the temporary global security payable before delivery of a definitive debt security. The certificate must be based on statements provided to Euroclear or Clearstream by its member organizations. The certificate must be dated on the earlier of the date of the first actual payment of interest on the debt security or the date of delivery of the debt security in definitive form, and must state that on that date the debt security is owned by:

•	a person that is not a U.S. person and is not a financial institution holding the obligation for purposes of resale during the restricted period;

•	a U.S. person that is either (a) the foreign branch of a U.S. financial institution purchasing for its own account or for resale during the restricted period or (b) a U.S. person who acquired its interest through the foreign branch of a U.S. financial institution and who holds the obligation through such financial institution on the date of certification. In either case, the U.S. financial institution must provide a certificate stating that it agrees to comply with the requirements and regulations of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code unless it has provided a valid blanket certificate stating the same; or

•	a financial institution holding for purposes of resale during the restricted period. That financial institution must certify in addition that it has not acquired the obligation for purposes of resale directly or indirectly to a U.S. person or to a person within the United States or its possessions.

As used in this paragraph, the term “restricted period” means (a) the period from the closing date until 40 days thereafter or (b) any time if the obligation is held as part of an unsold allotment or subscription.

      Each of Euroclear and Clearstream will in these circumstances credit the interest received by it to the accounts of the beneficial owners of the temporary global security or to other accounts as they may direct.

      The beneficial owner of a debt security underlying a definitive global security in bearer form may exchange its interest in that definitive global security for a definitive bearer security or securities, or a definitive registered security or securities of any authorized denomination. The beneficial owner must give at least 30 days’ written notice of the exchange through either Euroclear or Clearstream. No individual definitive bearer security will be delivered in or to the U.S.

Subordinated Securities

      Payment of the principal, interest and any premium on subordinated securities will generally be subordinated in right of payment to the prior payment in full of all of our superior indebtedness.

      “Superior indebtedness” will include the principal of, any premium and accrued and unpaid interest on the following items, whether outstanding on or created, incurred or assumed after the date of execution of the subordinated indenture:

•	purchase money and similar obligations;

•	our indebtedness for money borrowed (other than the subordinated securities);

•	guarantees by us of indebtedness for money borrowed of any other person;

•	indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness for the payment of which we are responsible or liable, by guarantees or otherwise;

•	our obligations under any agreement relating to any interest rate or currency swap, interest rate cap, interest rate collar, interest rate future, currency exchange or forward currency transaction or any similar interest rate or currency hedging transaction, whether outstanding on the date of the subordinated indenture or created, incurred or assumed afterward;

•	our obligations under any agreement to lease, or any lease of, any real or personal property which, in accordance with accounting principles generally accepted in the United States, is classified on our balance sheet as a liability; and

•	interest or obligations in respect of indebtedness accruing after the commencement of any insolvency or bankruptcy proceedings.

      Superior indebtedness will also include modifications, renewals, extensions and refundings of any of the types of indebtedness, liability, obligations or guarantees listed above, unless the relevant instrument provides that it is not superior in right of payment to the subordinated securities. Superior indebtedness will not, however, include (a) any of our obligations to any subsidiary of ours and (b) any of our indebtedness, guarantees or obligations of the type set forth above which is subordinate or junior in ranking in any respect to any of our other indebtedness, guarantees or obligations.

      No payment by us on account of principal, any premium or interest on the subordinated securities, including any sinking fund payments may be made if:

•	any default or event of default with respect to any superior indebtedness occurs and is continuing and

•	unless the default or event of default is our failure to pay principal or interest on any instrument constituting superior indebtedness, written notice of this default or event of default is given to the trustee by us or to us and the trustee by the holders or their representatives of at least 10% in principal amount of any superior indebtedness.

      We may resume payments on the subordinated securities (unless otherwise prohibited by the related indenture) if (a) the default is cured or waived, or (b) 180 days pass after the notice is given, if the default is not the subject of judicial proceedings, unless the default is our failure to pay principal or interest on any superior indebtedness.

      In the event that any subordinated security is declared due and payable before its specified date, or upon any payment or distribution of assets by us to creditors upon our dissolution, winding up, liquidation or reorganization, all principal of, any premium and any interest due or to become due on all superior indebtedness must be paid in full before the holders of subordinated securities are entitled to receive or take any payment. However, this does not apply to payments received by the holders of subordinated securities consisting of shares of stock or subordinated indebtedness provided by a plan of reorganization or adjustment which does not alter the rights of holders of superior indebtedness without any holder’s consent. Subject to the payment in full of all superior indebtedness, the holders of the subordinated securities are to be subrogated to the rights of the holders of superior indebtedness to receive payments or distribution of our assets applicable to superior indebtedness until the subordinated securities are paid in full.

      By reason of this subordination, in the event of insolvency, our creditors who are holders of superior indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated securities.

      The subordinated indenture will not limit the amount of superior indebtedness or debt securities which may be issued by us or any of our subsidiaries.

Modification of the Indentures

      Our rights and obligations and the rights of the holders under each indenture may be modified with the consent of the holders of at least two-thirds in principal amount of the then outstanding debt securities of each series affected by the modification. None of the following modifications, however, will be effective against any holder without the consent of the holders of all of the affected outstanding debt securities:

•	changing the maturity, installment or interest rate of any of the debt securities;

•	reducing the principal amount, any premium or the rate of interest of any of the debt securities;

•	changing the currency, currencies or currency unit or units in which any principal, premium or interest of any of the debt securities is payable;

•	changing any of our obligations to maintain an office or agency in the places and for the purposes required by the indentures;

•	impairing any right to take legal action for an overdue payment;

•	reducing the percentage required for modifications or waivers of compliance with the indentures; or

•	with certain exceptions, modifying the provisions for the waiver of certain covenants and defaults and any of the foregoing provisions.

      Any actions we or the trustee may take toward adding to our covenants, adding events of default or establishing the structure or terms of the debt securities as permitted by the indentures will not require the approval of any holder of debt securities. In addition, we or the trustee may cure ambiguities or inconsistencies in the indentures or make other provisions without the approval of any holder in certain limited circumstances.

Waiver of Certain Covenants

      We will not be required to comply with certain restrictive covenants contained in an indenture if the holders of at least two-thirds in principal amount of each series of outstanding debt securities affected waive compliance with the restrictive covenants.

Events of Default, Notice and Waiver

      “Event of default” when used in an indenture, will mean any of the following in relation to a series of debt securities:

•	failure to pay interest on any debt security for 30 days after the interest becomes due;

•	failure to pay the principal or any premium on any debt security for 5 days after such payment becomes due;

•	failure to deposit any sinking fund payment for 30 days after such payment becomes due;

•	failure to perform or breach of any other covenant or warranty in the indenture that continues for 60 days after our being given written notice from the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series;

•	certain events of bankruptcy, insolvency or reorganization of ours; or

•	any other event of default provided for debt securities of that series.

      If any event of default relating to outstanding debt securities of any series occurs and is continuing, either the trustee or the holders of at least than 25% in principal amount of the outstanding debt securities of that series may declare the principal of all of the outstanding debt securities of such series to be due and immediately payable.

      The holders of at least a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. The trustee may act in any way that is consistent with those directions and may decline to act if any of the directions is contrary to law or to the indentures or would involve the trustee in personal liability.

      The holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of the series waive any past default (and its consequences) under the indentures relating to the series, except a default (a) in the payment of the principal of or any premium or interest on any of the debt securities of the series or (b) with respect to a covenant or provision of such indentures which, under the terms of such indentures, cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of the series affected.

      The indentures will contain provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power under the indentures at the request of those holders.

      The indentures will require the trustee to, within 90 days after the occurrence of a default known to it with respect to any series of outstanding debt securities, give the holders of that series notice of the default if uncured and unwaived. However, the trustee may withhold this notice if it in good faith determines that the withholding of this notice is in the interest of those holders. However, the trustee may not withhold this notice in the case of a default in payment of principal, premium, interest or sinking fund installment with respect to any debt securities of the series. The above notice shall not be given until at least 30 days after the occurrence of a default in the performance of or a breach of a covenant or warranty in the applicable indenture other than a covenant to make payment. The term “default” for the purpose of this provision means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series.

      Each indenture will require us to file annually with the trustee a certificate, executed by one of our officers, indicating whether the officer has knowledge of any default under the indenture.

Notices

      Except as otherwise provided in the applicable prospectus supplement, notices to holders of bearer securities will be given by publication at least once in a daily newspaper in each of New York City and London and in any other cities specified in the bearer securities. For holders of bearer securities, notices will also be mailed to those persons whose names and addresses were previously filed with the trustee within the last two years under the indentures, within the time prescribed for the giving of that information. Notices to holders of registered securities will be sent by mail to the addresses of those holders as they appear in the security register.

Defeasance

      The indentures will contain a provision that, if made applicable to any series of debt securities, permits us to elect (a) to defease and be discharged from all of our obligations (subject to limited exceptions) with respect to any series of debt securities then outstanding, which we refer to below as “legal defeasance,” or (b) to be released from our obligations under certain restrictive covenants, which we refer to below as “covenant defeasance”. To make either of the above elections, we must:

•	deposit in trust with the trustee (a) in the case of debt securities and coupons denominated in U.S. dollars, U.S. government obligations and (b) in the case of debt securities and coupons denominated in a foreign currency, foreign government securities, which through the payment of principal and interest in accordance with their terms will provide sufficient money, U.S. government obligations and/or foreign government obligations as necessary, without reinvestment, to repay in full those debt securities; and

•	deliver to the trustee an opinion of counsel that holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and related defeasance and will be subject to Federal income tax in the same amount, in the same manner and at the same times as would have been the case if such deposit and related defeasance had not occurred (in the case of legal defeasance only, such opinion of counsel to be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Governing Law

      The indentures, the debt securities and the coupons will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF PREFERRED STOCK

      Our amended and restated certificate of incorporation authorizes our board of directors without further stockholder action, to provide for the issuance of up to 10 million shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series, except that the holders of preferred stock:

•	will not be entitled to more than the lesser of one vote per $100 of liquidation value or one vote per share when voting as a class with the holders of shares of other capital stock; and

•	will not be entitled to vote on any matter separately as a class, except to the extent required by law or as specified with respect to each series with respect to any amendment or alteration of the provisions of the certificate of incorporation that would adversely affect the powers, preferences or special rights of the applicable series of preferred stock, or our failure to pay dividends on any series of preferred stock in full for any six quarterly dividend payment periods, whether or not consecutive, in which case the number of directors may be increased by two and the holders of outstanding shares of preferred stock then similarly entitled will be entitled to elect the two additional directors until full accumulated dividends on all such shares of preferred stock have been paid.

      We may amend from time to time our certificate of incorporation to increase the number of authorized shares of preferred stock. As of the date of this prospectus, we have no preferred stock outstanding. We have 602,944 shares of preferred stock reserved for issuance upon exercise of rights under the rights agreement described below under “Preferred Stock Purchase Rights”.

      The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

•	the title and liquidation preference per share of the preferred stock and the number of shares offered;

•	the purchase price of the preferred stock;

•	the dividend rate (or method of calculation), the dates on which dividends will be paid and the date from which dividends will begin to accumulate;

•	any redemption or sinking fund provisions of the preferred stock;

•	any conversion provisions of the preferred stock;

•	the voting rights, if any, of the preferred stock; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

      If the terms of any series of preferred stock being offered differ from the terms set forth in this prospectus, those terms will also be disclosed in the prospectus supplement relating to that series of preferred stock. The summary in this prospectus is not complete. You should refer to the certificate of amendment to our certificate of incorporation establishing a particular series of preferred stock which will be filed with the Secretary of State of the State of Delaware and the SEC in connection with the offering of the preferred stock.

      The preferred stock will, when issued, be fully paid and nonassessable.

      Dividend Rights. The preferred stock will be preferred over the common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock) on the common stock shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by our board of directors. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus supplement. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

      Rights Upon Liquidation. The preferred stock will be preferred over the common stock as to assets so that the holders of each series of preferred stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled.

      Redemption. All shares of any series of preferred stock will be redeemable to the extent set forth in the prospectus supplement relating to the series. All shares of any series of preferred stock will be convertible into shares of common stock or into shares of any other series of preferred stock to the extent set forth in the applicable prospectus supplement.

      Voting Rights. Except as indicated in the prospectus supplement, the holders of preferred stock shall be entitled to one vote for each share of preferred stock held by them on all matters properly presented to stockholders. The holders of common stock and the holders of all series of preferred stock will vote together as one class.

DESCRIPTION OF COMMON STOCK

      We may issue, either separately or together with other securities, shares of our common stock. Under our amended and restated certificate of incorporation, we are authorized to issue up to 100 million shares of our common stock. A prospectus supplement relating to an offering of common stock, or other securities convertible or exchangeable for, or exercisable into, common stock, will describe the relevant terms, including the number of shares offered, any initial offering price, and market price and dividend information, as well as, if applicable, information on other related securities. See “Description of Capital Securities.”

DESCRIPTION OF DEPOSITARY SHARES

      General. We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the applicable prospectus supplement) of a share of a particular series of preferred stock.

      The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50 million. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

      The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the forms of deposit agreement and depositary receipt will be filed as exhibits to the registration statement. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that will be filed with the SEC in connection with the offering of the specific depositary shares.

      Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary receipts which are to be prepared without unreasonable delay. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

      Dividends and Other Distributions. The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by those holders.

      If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

      Redemption of Depositary Shares. If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

      Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by such holder’s depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

      Amendment and Termination of the Depositary Agreement. The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

      Charges of Depositary. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

      Miscellaneous. The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

      Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor they will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

      Resignation and Removal of Depositary. The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

DESCRIPTION OF SECURITIES WARRANTS

      We may issue securities warrants for the purchase of debt securities, preferred stock or common stock. Securities warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of securities warrants or beneficial owners of securities warrants. This summary of some provisions of the securities warrants is not complete. You should refer to the securities warrant agreement, including the forms of securities warrant certificate representing the securities warrants, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. That securities warrant agreement, together with the terms of securities warrant certificate and securities warrants, will be filed with the SEC in connection with the offering of the specific securities warrants.

      The particular terms of any issue of securities warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

•	the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of securities warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

•	the number of shares of common stock purchasable upon the exercise of securities warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

•	the date on which the right to exercise the securities warrants will commence and the date on which the right will expire;

•	the U.S. Federal income tax consequences applicable to the securities warrants; and

•	any other terms of the securities warrants.

      Securities warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

      Each securities warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of certain events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised securities warrants will become void. We will specify the place or places where, and the manner in which, securities warrants may be exercised in the applicable prospectus supplement.

      Prior to the exercise of any securities warrants to purchase debt securities, preferred stock or common stock, holders of the securities warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

•	in the case of securities warrants for the purchase of debt securities, the right to receive payments of principal of, any premium or interest on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of securities warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

DESCRIPTION OF CAPITAL SECURITIES

Common Stock

      As of the date of this prospectus, we are authorized to issue up to 100 million shares of common stock. As of April 1, 2001, we had 43,548,886 shares of common stock issued and outstanding and had reserved 5,753,598 additional shares of common stock for issuance under our various stock compensation plans.

      The following summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the following documents:

•	the amended and restated certificate of incorporation, which is incorporated by reference to Exhibit 3.1 to our Form 10-Q for the quarter ended March 31, 2000, and

•	the restated and amended bylaws which are incorporated by reference to Exhibit 3.2 to our Form 10-K for the year ended December 31, 2000.

      Dividends. The holders of common stock are entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available for their payment subject to the rights of holders of the preferred stock.

      Voting Rights. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

      Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

      Miscellaneous. The outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are not entitled to preemptive or redemption rights. Shares of common stock are not convertible into shares of any other class of capital stock. EquiServe, N.A. is the transfer agent and registrar for the common stock.

Preferred Stock

      Our Board of Directors is authorized to approve the issuance of Arch Coal preferred stock without any approval of stockholders. Our Board determines the rights, qualification, restrictions, and limitations on each series of Arch Coal preferred stock at the time of issuance. Shares of Arch Coal preferred stock may have dividend, redemption, voting and liquidation rights taking priority over Arch Coal common stock, and may be convertible into Arch Coal common stock. As of the date of this prospectus, there are no outstanding shares of preferred stock.

Preferred Stock Purchase Rights

      On March 3, 2000, we entered into a rights agreement with First Chicago Trust Company of New York, as rights agent, which is a stockholder rights plan providing for a dividend of one preferred stock purchase right for each outstanding share of our common stock. We issued the dividend to stockholders of record on March 20, 2000, and holders of shares of common stock issued since that date are issued rights with their shares. The rights trade automatically with shares of common stock and become exercisable only under certain circumstances as described below. The rights are designed to protect our interests and the interests of our stockholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirors to negotiate with our board of directors prior to attempting a takeover and to provide our board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have certain anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by our board of directors.

      Until a right is exercised, the holder of a right will have no rights as an Arch Coal stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right will entitle its holder to purchase from us one one-hundredth of a share of Series One Junior Preferred Stock, par value $0.01 per share, at a purchase price of $42.00 per right, subject to adjustment. In general, the rights will not be exercisable until the earlier of (a) the close of business on the tenth business day after the date that we learn that a person or group or an affiliate or associate of the person or group has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of our outstanding common stock and (b) the close of business on the tenth business day following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for 20% or more of our outstanding common stock. Below we refer to the earlier of those dates as the “distribution date” and the person or group acquiring at least 20% of our common stock as an “acquiring person”. You should assume that any of the following provisions that refers to an acquiring person applies to any associate or affiliate of the acquiring person as well.

      If, after the distribution date, any acquiring person acquires 20% or more of our outstanding voting stock without the prior approval of our board of directors, each right will entitle its holder to acquire the number of shares of our common stock that is equal to the result obtained by multiplying the then current purchase price by the number of one one-hundredths of a share of preferred stock for which a right is then exercisable and dividing that product by 50% of the then current per-share market price of our common stock.

      If any acquiring person acquires more than 20% but less than 50% of the outstanding shares of our common stock subsequent to the distribution date without prior written consent of our board of directors, each right may be exchanged by our board of directors for one share of our common stock.

      In the event that, following the distribution date, we are acquired in a merger or other business combination in which we are not the surviving corporation, or in which 50% or more of our assets or assets representing 50% or more of our revenues or cash flow are sold in one or several transactions without the prior written consent of our board of directors, each right will entitle its holder to receive the number of shares of the acquiring company’s common stock as is equal to the result obtained by multiplying the then current purchase price by the number of one one-hundredths of a share of preferred stock for which the right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company.

      Any rights that are at any time beneficially owned by an acquiring person will be null and void, and any holder of such rights, including any purported transferee or subsequent holder, will be unable to exercise the rights.

      The rights will expire at the close of business on March 20, 2010, unless redeemed or exchanged before that time. At any time prior to the earlier of (a) the time a person or group becomes an acquiring person and (b) the expiration date, our board of directors may exchange all or part of the then outstanding and exercisable rights for shares of our common stock at an exchange ratio of one share of common stock per right or redeem the rights in whole, but not in part, at a price of $0.01 per right. The exchange rate and redemption price are subject to adjustment as provided in the rights agreement.

      The preceding summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the rights agreement and the form of right certificate, which are incorporated by reference to Exhibit 1 to our Form 8-A, filed with the SEC on March 9, 2000.

      In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of us and not approved by our board of directors, it would be possible for the board to authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. This authority may be limited by applicable law, the restated articles and the applicable rules of the stock exchanges upon which the common stock is listed. The consent of our stockholders would not be required for any such issuance of preferred stock.

Special Charter Provisions

      Our certificate of incorporation provides that:

•	our board of directors is classified into three classes;

•	subject to the rights of holders of our preferred stock, if any, the affirmative vote of the holders of not less than two-thirds of the shares of common stock voting thereon is required in order to:

•	adopt an agreement or plan of merger or consolidation,

•	authorize the sale, lease or exchange of all or substantially all of our property and assets, or

•	authorize the disposition of Arch Coal or the distribution of all or substantially all of our assets to our stockholders;

•	subject to the rights of holders of our preferred stock, if any, certain provisions of the amended and restated certificate may be amended only by the affirmative vote of the holders of at least two-thirds of the shares of common stock voting thereon;

•	subject to the rights of holders of our preferred stock, if any, all actions required to be taken or which may be taken at any annual or special meeting of our stockholders must be taken at a duly called annual or special meeting of stockholders, and cannot be taken by a consent in writing without a meeting; and

•	special meetings of the stockholders may be called at any time by any two or more of our directors and may not be called by any other person or persons or in any other manner.

SELLING STOCKHOLDERS

      The selling stockholders may be our directors, executive officers, employees or certain holders of our common stock, including Hunt Coal Corporation, the holder of approximately 5.2% of our outstanding common stock, and Carboex, S.A. A prospectus supplement with respect to any offering of common stock by selling stockholders will include the following information:

•	the names of the selling stockholders;

•	the number of shares of common stock held by each of the selling stockholders; and

•	the number of shares of common stock offered by each of the selling stockholders.

PLAN OF DISTRIBUTION

      We and any selling stockholders may sell the securities offered by this prospectus and applicable prospectus supplements (together referred to as the “offered securities”) (a) through underwriters or dealers; (b) directly to one or a limited number of institutional purchasers; or (c) through agents. This prospectus or the applicable prospectus supplement will set forth the terms of the offering of any offered securities, including the name or names of any underwriters, dealers or agents, the price of the offered securities and the net proceeds to us or to any selling stockholders from such sale, any underwriting commissions or other items constituting underwriters’ compensation.

      If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters or agents to purchase the offered securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased. Any initial public offering price and any underwriting commissions or other items constituting underwriters’ compensation may be changed from time to time.

      If a dealer is utilized in the sale of any offered securities, we and any selling stockholders will sell those offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by the dealer at the time of resale.

      We and any selling stockholders may sell offered securities directly to one or more institutional purchasers, or through agents at a fixed price or prices, which may be changed, or at varying prices determined at time of sale. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

      If an applicable prospectus supplement indicates, agents, underwriters or dealers will be authorized to solicit offers by certain specified institutions to purchase offered securities at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of the contracts.

      Under agreements entered into with us, agents and underwriters who participate in the distribution of the offered securities may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

      The validity of the issuance of the offered securities will be passed upon for us by Robert G. Jones, our Vice President-Law, General Counsel and Secretary. Mr. Jones owns beneficially 2,180 shares of our common stock.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule for the years ended December 31, 1998, 1999 and 2000 included or incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2000, and the financial statements of Canyon Fuel Company, LLC for the years ended December 31, 1998, 1999 and 2000 included in our Annual Report on Form 10-K for the year ended December 31, 2000, all as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and the financial statements of Canyon Fuel Company, LLC are incorporated by reference in reliance on the reports of Ernst & Young LLP, given on their authority as experts in accounting and auditing.

2,500,000 Shares

Arch Coal, Inc.

5% Perpetual Cumulative Convertible Preferred Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

JPMorgan

PNC Capital Markets, Inc.

Credit Lyonnais Securities (USA) Inc.

Salomon Smith Barney

U.S. Bancorp Piper Jaffray

BNY Capital Markets, Inc.

January 27, 2003

6,250,000 Shares

Arch Coal, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

                    , 2004

Citigroup

Morgan Stanley

JPMorgan

FRIEDMAN BILLINGS RAMSEY
Legg Mason Wood Walker
Incorporated
Lehman Brothers
Merrill Lynch & Co.
PNC Capital Markets, Inc.
Wachovia Securities